2006 ANNUAL REPORT

PROCESSED
APR 1 3 2007
THOMSON
FINANCIAL

Deeply rooted in our community.




07050680

RECD S.E.C.
APR 1 1 2007
1088

TFB The Fauquier Bank
Banking and Wealth Management Services

Fauquier Bankshares, Inc.

PURPOSE STATEMENT

Making your financial life easier.

VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance sales team. We are professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services 24 hours a day, 7 days a week.

Our net earnings consistently average in the 75-80 percentile as compared with our national peer group. This performance is driven by growth in our traditional banking and wealth management activities integrated with the fuller range of financial services, in Fauquier County, western Prince William County, and neighboring markets.

Contents

Fauquier Bankshares, Inc.

C. H. Lawrence, Jr.
Chairman

Randy K. Ferrell
President & CEO

Edna T. Brannan
Corporate Secretary

Eric P. Graap
Senior Vice President
& Chief Financial Officer

Fauquier Bankshares, Inc. Board Of Directors

John B. Adams, Jr.,
Vice Chairman
President & CEO of
Bowman Companies

Randy K. Ferrell
President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Stanley C. Haworth
Owner & General Manager of
Warrenton Nurseries, Inc.

Douglas C. Larson
Vice President, Piedmont
Environmental Council

C.H. Lawrence, Jr.
Chairman
Former Owner & General
Manager of Country Chevrolet

Randolph T. Minter
President & Owner of
Moser Funeral Home

Brian S. Montgomery
President & Owner of
Warrenton Foreign Cars, Inc.

H. P. Neale
Self-employed dairy farmer

Pat. H. Nevill
retired, co-owner, director
and Secretary-Treasurer of
The Stable Door, Ltd.

John J. Norman, Jr.
President, Norman Realty

H. Frances Stringfellow
retired Senior Vice President,
Administrative Services,
The Fauquier Bank

C. Hunton Tiffany
retired President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Directors Emeritus

Alex G. Green, Jr.

D. Harcourt Lees, Jr.

Henry M. Ross

The Fauquier Bank Board Of Directors

John B. Adams, Jr.,
Vice Chairman
President & CEO of
Bowman Companies

Randy K. Ferrell
President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Stanley C. Haworth
Owner & General Manager of
Warrenton Nurseries, Inc.

Douglas C. Larson
Vice President, Piedmont
Environmental Council

C.H. Lawrence, Jr.
Chairman
Former Owner & General
Manager of Country Chevrolet

Randolph T. Minter
President & Owner of
Moser Funeral Home

Brian S. Montgomery
President & Owner of
Warrenton Foreign Cars, Inc.

H. P. Neale
Self-employed dairy farmer

Pat. H. Nevill
retired, co-owner, director
and Secretary-Treasurer of
The Stable Door, Ltd.

John J. Norman, Jr.
President, Norman Realty

H. Frances Stringfellow
retired Senior Vice President,
Administrative Services,
The Fauquier Bank

C. Hunton Tiffany
retired President & CEO,
Fauquier Bankshares, Inc. /
The Fauquier Bank

Directors Emeritus

Alex G. Green, Jr.

D. Harcourt Lees, Jr.

Henry M. Ross

Executive Officers

Randy K. Ferrell
President &
Chief Executive Officer

Gregory D. Frederick
Executive Vice President &
Chief Operating Officer

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

Edna T. Brannan
Senior Vice President
Chief Admininstrative Officer



Randy K. Ferrell, President & CEO, Fauquier Bankshares; President & CEO, The Fauquier Bank

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to provide this report to you on the progress of your investment in Fauquier Bankshares, Inc. We produced strong results in 2006, in keeping with the profitable trend our shareholders have come to expect. Our performance compared favorably with our industry peer group as demonstrated by our return on assets and return on equity.

FINANCIAL HIGHLIGHTS

- Net Income was $5.6 million in 2006, a decrease of 1.7% from $5.7 million in 2005. On a fully diluted per share basis this translates to $1.56 per share in 2006 compared with $1.60 per share a year earlier. Return on average equity and return on average assets were 14.86% and 1.14%, respectively, compared with 16.94% and 1.27% in 2005.
- We generated growth in both deposits and loans in 2006. Total deposits rose by $24.4 million or nearly 6.2% from 2005 to 2006. Total loans, net of allowance for loan losses, grew $35 million, or 9.2% over the same period.
- Credit quality remained solid, evidenced by a 0.03% net charge-off to total loan ratio. At December 31, 2006, non-performing assets represented 0.42% of total loans.
- TFB Wealth Management Services, a division of The Fauquier Bank, increased assets under management 17.8%, to $321 million in 2006.
- The Company's capital position remains strong by regulatory standards. Fauquier Bankshares, Inc.'s leverage, tier 1 risk-based, and total capital risk-based ratios were 9.54%, 11.80% and 12.90%, respectively, at December 31, 2006.
- Your cash dividend for 2006 was $0.745 per share, an increase of over 15.5% from 2005.

STRATEGIC HIGHLIGHTS

The past year presented unique challenges for The Fauquier Bank and the banking industry as a whole.
We continued to enjoy growth in each of our Commercial, Retail and Wealth Management business lines in spite of an eight month period of a flat to inverted yield curve which eroded our net interest margin. We were able to offset the net interest decline primarily through increasing our operating efficiencies and prudently reducing our non-interest expenses. Our non financial accomplishments were also significant as we further strengthened our infrastructure so that we may continue to provide the service our customers and shareholders deserve.

The 9% increase to the net loan portfolio is attributed to our expanded footprint in western Prince William County and neighboring communities where there has been substantial growth, particularly on the commercial front. An underlying contributor was the realignment of key positions within the Commercial Banking group designed to better serve our customers' business needs. Our primary focus shifted toward winning the total client relationship with loan and deposit options at competitive market rates delivered with a high level of personal service.

While loan demand remained strong during 2006, deposits came at a premium. We introduced six new deposit products over the course of the year. Each was chosen to attract specific customers within our marketplace.

- Free Business Checking provided small business customers with greater flexibility in managing their cash flow.
- Non-Profit organizations benefit from a checking account that provides a competitive rate of return.
- Our CDARS program was introduced to provide FDIC insurance for certificates of deposit up to $30 million allowing our customers to deal exclusively with TFB - one bank to simplify managing rates and terms.
- We are partnering with a third party administrator to offer Health Savings Accounts to employees of local businesses and any consumer who has a healthcare plan that allows them to set aside funds for out-of-pocket medical expenses.
- Our new Brokerage Checking account is designed to tie client investments directly into the convenience of a checking account with rates competitive with money market mutual funds.
- Our consumer customers can also choose from a number of different checking account options with our Completely Free Checking account or one of six new interest-bearing accounts we refer to as our High Performance Checking program.

The introduction of Financial Planning has expanded the depth of offerings now available through TFB Wealth Management Services. We have a licensed Certified Financial Planner on staff, and a second TFB associate pending certification in the near future. We are pleased with the enthusiastic response within our market to these unique financial planning services. The positive impact has positioned the Bank to recommend and offer meaningful solutions to the complex financial issues our clients face. In doing so, we have been able to develop suitable plans that deepen financial relationships and deliver sound results.

We are part of an evolving paradigm shift as financial institutions world-wide move toward full utilization of electronic payment systems - termed the most progressive change to the banking industry in over forty years - the Check Clearing for the 21st Century Act, also known as the Check 21 Act. In order to build the infrastructure needed to enter the Check 21 environment, we have established an Electronic Banking department whose primary purpose is the development and implementation of additional electronic and remote delivery services.

We recognize the importance of our branches and the financial relationships that begin with the personal service our branch associates provide. Having completed a far more lengthy application and approval process than we had initially anticipated, I am pleased to announce that we are moving closer to the opening of our Haymarket branch. Three more TFB locations are currently being evaluated in neighboring markets and several additional branches are in the planning stage and anticipated to open over the next five years.

During the coming year, the Bank will build new products and services from the groundwork laid in 2006. We will begin by offering merchant remote deposit services designed to add convenience and security for our business customers. All departments are committed to working together toward multi-faceted financial relationships built on customer needs.

We are in a robust, developing market area with abundant opportunities for growth. Through sound management practices we have positioned the Bank to maintain a balance between prudent growth and sound profitability. We are proud to serve an attractive market area where the TFB name is recognized as a premier provider of financial services and personal service. On behalf of your Board of Directors, management and associates, thank you for your loyalty and continued support.

Sincerely,



Randy K. Ferrell
President & Chief Executive Officer


Earnings per Share
Dollars
2.50
2.00
1.50
1.00
0.50
0.00
2001
2002
2003
2004
2005
2006


Dividends per Share
Dollars
1.00
0.80
0.60
0.40
0.20
0.00
2001
2002
2003
2004
2005
2006


Return on Equity
Percent
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006


Return on Assets
Percent
2.0
1.6
1.2
0.8
0.4
0.0
2001
2002
2003
2004
2005
2006


Assets
Millions of Dollars
800
600
400
200
0
2001
2002
2003
2004
2005
2006


Wealth Management Services
Millions of Dollars
272
321
1.33
1.34
2005 2006
Assets
2005 2006
Revenue

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and accompanying notes included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for any future period.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
EARNINGS STATEMENT DATA:					
Interest income	$ 30,152	$ 25,414	$ 21,978	$ 19,136	$ 19,496
Interest expense	10,902	6,338	4,411	4,001	5,082
Net interest income	19,250	19,076	17,567	15,135	14,414
Provision for loan losses	360	473	540	784	346
Net interest income after provision for loan losses	18,890	18,603	17,027	14,351	14,068
Noninterest income	5,908	5,268	5,086	4,780	3,866
Securities gains (losses)	(83)	-	(47)	248	34
Noninterest expense	16,648	15,653	14,848	13,222	12,296
Income before income taxes	8,067	8,218	7,218	6,157	5,672
Income taxes	2,463	2,517	2,240	1,821	1,742
Net income	$ 5,604	$ 5,701	$ 4,978	$ 4,336	$ 3,930
PER SHARE DATA: (1)					
Net income per share, basic	1.61	1.66	1.49	1.31	1.18
Net income per share, diluted	1.56	1.60	1.41	1.24	1.14
Cash dividends	0.745	0.645	0.56	0.48	0.41
Average basic shares outstanding	3,472,217	3,434,093	3,329,367	3,308,124	3,312,084
Average diluted shares outstanding	3,582,241	3,562,564	3,509,032	3,480,588	3,460,128
Book value at period end	11.13	10.32	9.40	8.59	8.00
BALANCE SHEET DATA:					
Total Assets	$ 521,762	$ 481,245	$ 429,199	$ 378,584	$ 321,499
Loans, net	416,061	381,049	337,792	295,312	213,698
Investment securities	40,353	48,391	58,595	52,386	71,737
Deposits	416,071	391,657	374,656	321,129	273,668
Shareholders' equity	38,712	35,579	31,891	28,463	26,431
PERFORMANCE RATIOS:					
Net interest margin(2)	4.28%	4.67%	4.68%	4.80%	5.24%
Return on average assets	1.14%	1.27%	1.21%	1.24%	1.29%
Return on average equity	14.86%	16.94%	16.82%	15.84%	15.74%
Dividend payout	46.21%	38.95%	37.60%	36.63%	34.51%
Efficiency ratio(3)	65.62%	63.77%	65.12%	65.17%	66.44%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end loans, net	1.07%	1.11%	1.19%	1.20%	1.34%
Non-performing loans to allowance for loan losses	39.11%	4.60%	4.51%	27.06%	29.20%
Non-performing assets to period end loans and other repossessed assets owned	0.42%	0.05%	0.05%	0.33%	0.39%
Net charge-offs to average loans	0.03%	0.08%	0.02%	0.04%	0.14%
CAPITAL RATIOS:					
Leverage	9.54%	8.66%	8.30%	8.58%	9.35%
Risk Based Capital Ratios:					
Tier 1 capital	11.80%	10.83%	10.87%	11.51%	14.26%
Total Capital	12.90%	11.97%	12.10%	12.76%	15.52%

(1) 2002 amounts have been restated to reflect a two-for-one stock splits during 2002.

(2) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets.

(3) Efficiency ratio is computed by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, this report contains forward-looking statements. Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of the Company, and are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the Bank's loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area, our plans to expand our branch network and increase our market share, and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements in this report, and you should not place undue reliance on such statements which reflect our position as of the date of this report.

For additional discussion of risk factors that may cause our actual future results to differ materially from the results indicated within forward-looking statements, please see "Risk Factors" in Item 1A of this report.

CRITICAL ACCOUNTING POLICIES

GENERAL. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in our estimates. In addition, GAAP itself may change from one previously acceptable accounting method to another method. Although the economics of the Company's transactions would be the same, the timing of events that would impact the Company's transactions could change.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on three basic principles of accounting: (i) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance and (iii) U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," which requires adequate documentation to support the allowance for loan losses estimate.

The Company's allowance for loan losses has two basic components: the specific allowance and the general allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for larger-balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record, the prospects for support from financial guarantors, and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Then the migration of historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The general allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including 1-4 family mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. Also, the general allowance is used for the remaining pool of larger-balance, non-homogeneous loans which were not allocated a specific allowance upon their review.

The general allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical and peer group delinquency and credit loss experience, together with analyses that reflect current trends and conditions. The Company also considers trends and changes in the volume and term of loans, changes in the credit process and/or lending policies and procedures, and an evaluation of overall credit quality. The general allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future. The general allowance also captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the specific allowances.

INTRODUCTION

The Bank's general market area principally includes Fauquier County, western Prince William County, and neighboring communities and is located approximately fifty (50) miles southwest of Washington, D.C. The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The deposits of the Bank are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Fund. The basic services offered by the Bank include: demand interest-bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, night depository, traveler's checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, internet banking, telephone banking, and banking by mail. In addition, the Bank makes secured and unsecured commercial and real estate loans, issues stand-by letters of credit and grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other types of consumer financing. The Bank provides automated teller machine ("ATM") cards, as a part of the Star, NYCE, and Plus ATM networks, thereby permitting customers to utilize the convenience of larger ATM networks.

The Bank operates a Wealth Management Services ("WMS") division that began with the granting of trust powers to the Bank in 1919. The WMS division provides personalized services that include investment management, trust, estate settlement, retirement, insurance, and brokerage services. During 2006, assets managed by WMS increased by $48.4 million to $320.9 million, or 17.8%, when compared with 2005, with revenue increasing from $1.33 million to $1.34 million or 0.9%, over the same time period.

The Bank, through its subsidiary Fauquier Bank Services, Inc., has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company; Bankers Investments Group, LLC, a full service broker/dealer; and Bankers Title Shenandoah, LLC, a title insurance company. Bankers Insurance consists of a consortium of 55 Virginia community bank owners; Bankers Investments Group is owned by 33 Virginia and Maryland community banks; and Bankers Title Shenandoah is owned by 10 Virginia community banks.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for the Bank's lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta. Additional revenues are derived from fees for deposit-related and WMS-related services. The Bank's principal expenses are the interest paid on deposits and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve"). As a Virginia-chartered bank and a member of the Federal Reserve, the Bank is supervised and examined by the Federal Reserve and the Virginia State Corporation Commission ("SCC"). Interest rates on competing investments and general market rates of interest influence deposit flows and costs of funds. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in attracting deposits (its primary source of lendable funds) and originating loans.

EXECUTIVE OVERVIEW

This discussion is intended to focus on certain financial information regarding the Company and the Bank and may not contain all the information that is important to the reader. The purpose of this discussion is to provide the reader with a more thorough understanding of our financial statements. As such, this discussion should be read carefully in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this report.

The Bank has become the primary independent community bank in its immediate market area. It seeks to be the primary financial service provider for its market area by providing the right mix of consistently high quality customer service, efficient technological support, value-added products, and a strong commitment to the community.

Net income of $5.60 million in 2006 was a 1.7% decrease from 2005 net income of $5.70 million. The Company and the Bank experienced growth across all primary operating businesses with growth in commercial and retail lending, deposit accounts and core deposits, and assets under WMS management. Revenues generated from the growth in primary business lines were offset by the declining net interest margin caused by increased interest expense. During 2003, the Bank modified its loan pricing strategies and expanded its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. The result of this was a 9.2%, 12.8%, 14.4% and 38.2% increase in net loan outstandings in 2006, 2005, 2004, and 2003, respectively. Deposits increased 6.2% from year-end 2005 to year-end 2006, and 4.5% from year-end 2004 to year-end 2005. Assets under management grew 17.8% and 12.1%, respectively, during 2006 and 2005.

Net interest income is the largest component of net income, and equals the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from non-performing assets, the amount of prepaying loans, the mix and amount of various deposit types, and many other factors, as well as the overall volume of interest-earning assets. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds. Based on management's current projections, net interest income may increase in 2007 and beyond as average interest-earning assets increase, but this may be offset in part or in whole by a possible contraction in the Bank's net interest margin resulting from competitive market conditions and a flat or inverted yield curve. Additionally, the Bank's balance sheet is positioned for a stable or rising interest rate environment. This means that net interest income is projected to increase if market interest rates rise, and to decrease if market interest rates fall, assuming no change in the shape of the interest rate yield curve. A steeper yield curve is projected to result in an increase in net interest income, while a flatter or inverted yield curve is projected to result in a decrease in net interest income. The specific nature of the Bank's variability in net interest income due to changes in interest rates, also known as interest rate risk, is to a large degree the result of the Bank's deposit base structure. During 2006, demand deposits, NOW, and savings deposits averaged 21.5%, 17.0%, and 9.4% of total average deposits, respectively, while the more interest-rate sensitive premium money market accounts, money market accounts, and certificates of deposit averaged 12.7%, 9.1% and 30.3% of total average deposits, respectively.

The Bank continues to have strong credit quality as evidenced by non-performing assets totaling $1.75 million or 0.42% of total loans at December 31, 2006, as compared with $195,000, or 0.05% of total loans at December 31, 2005. The provision for loan losses was $360,000 for 2006 compared with $473,000 for 2005. Loan chargeoffs, net of recoveries, totaled $128,000, or 0.03% of total loans for 2006, compared with $295,000 or 0.08% of total loans for 2005. The $113,000 or 23.9% decrease in the provision for loan losses from 2005 to 2006 was largely in response to the decline in net loan chargeoffs, as well as the continuation in the low level of non-performing loans over the last year, partially offset by the growth in new loan originations during 2006.

Management seeks to continue the expansion of its branch network. During 2004, a new branch opened in Bealeton, Virginia in the southern part of Fauquier County. The Bank looks to add to its branch network in western Prince William County beyond the addition of a retail branch office in Haymarket during 2007. The Bank is looking toward these new retail markets for growth in deposits and WMS income. Management also seeks to increase the level of its fee income from deposits and WMS through the increase of its market share within its current marketplace.

The following table presents a quarterly summary of earnings for the last two years. In 2006, earnings exhibited a flattening, and in the fourth quarter, a decline in profitability when compared with the same quarter from the prior year, primarily from the decreasing net interest margin and its impact on net interest income.

EARNINGS
(In Thousands)

	Three Months Ended 2006				Three Months Ended 2005			
	Dec. 31	**Sep. 30**	**June 30**	**Mar. 31**	**Dec. 31**	**Sep. 30**	**June 30**	**Mar. 31**
Interest income	$ 7,958	$ 7,875	$ 7,398	$ 6,921	$ 6,807	$ 6,390	$ 6,332	$ 5,885
Interest expense	3,253	2,972	2,495	2,182	1,933	1,584	1,491	1,330
Net Interest Income	4,705	4,903	4,903	4,739	4,874	4,806	4,841	4,555
Provision for loan losses	-	60	180	120	-	139	209	125
Net interest income after provision for loan losses	4,705	4,843	4,723	4,619	4,874	4,667	4,632	4,430
Other Income	1,490	1,419	1,433	1,566	1,278	1,461	1,267	1,262
Other Expense	4,102	4,126	4,315	4,188	3,772	3,961	4,101	3,819
Income before income taxes	2,093	2,136	1,841	1,997	2,380	2,167	1,798	1,873
Income tax expense	658	653	553	599	711	694	549	563
Net income	$ 1,435	$ 1,483	$ 1,288	$ 1,398	$ 1,669	$ 1,473	$ 1,249	$ 1,310
Net income per share, basic	$ 0.41	$ 0.43	$ 0.37	$ 0.40	$ 0.49	$ 0.43	$ 0.36	$ 0.38
Net income per share, diluted	$ 0.40	$ 0.41	$ 0.36	$ 0.39	$ 0.47	$ 0.41	$ 0.35	$ 0.37

2006 COMPARED WITH 2005

Net income of $5.60 million in 2006 was a 1.7% decrease from 2005 net income of $5.70 million. Earnings per share on a fully diluted basis were $1.56 in 2006 compared to $1.60 in 2005. Profitability as measured by return on average equity decreased from 16.94% in 2005 to 14.86% in 2006. Profitability as measured by return on average assets decreased from 1.27% in 2005 to 1.14% in 2006.

2005 COMPARED WITH 2004

Net income of $5.70 million in 2005 was a 14.5% increase from 2004 net income of $4.98 million. Earnings per share on a fully diluted basis were $1.60 in 2005 compared to $1.41 in 2004. Profitability as measured by return on average equity increased from 16.82% in 2004 to 16.94% in 2005. Profitability as measured by return on average assets increased from 1.21% in 2004 to 1.27% in 2005.

NET INTEREST INCOME AND EXPENSE

2006 COMPARED WITH 2005

Net interest income increased $175,000 or 0.9% to $19.25 million for the year ended December 31, 2006 from $19.08 million for the year ended December 31, 2005. This increase resulted from an increase in total average earning assets from $412.7 million in 2005 to $455.5 million in 2006, largely offset by a 39 basis point decrease in the net interest margin. The percentage of average earning assets to total assets increased in 2006 to 92.8% from 91.8% in 2005. The Company's net interest margin decreased from 4.67% in 2005 to 4.28% in 2006 primarily due to the flat/inverted yield curve and competitive pricing.

The net interest margin pressure caused by the current economic environment of a flat and inverted yield curve has proved extremely challenging for the Bank and much of the banking industry. At June 30, 2004, just as the Federal Open Market Committee began raising the federal funds rate, the yield on a three month maturity treasury bond was 1.37% or 253 basis points below the 3.90% yield on a five year treasury and 332 basis points below the 4.69% yield on a 10 year treasury. At

October 30, 2006, that yield had inverted to the point that a three month treasury was yielding 5.12%, while the five year and ten year treasury were yielding 4.74% and 4.77%, respectively. The yield curve changed from a more than 250 basis point premium for a longer investment to a position where there is no premium or, in fact, a discount. This is presenting funding and interest margin management pressures, as a flat or inverted yield curve significantly increases competition for deposits and their cost. While deposit costs rapidly increased, the lack of a similar movement in longer-term rates limited the yield increase on fixed rate loans.

Total interest income increased $4.74 million or 18.6% to $30.15 million in 2006 from $25.41 million in 2005. This increase was due to the increase in total average earning assets of $42.9 million or 10.4%, from 2005 to 2006, as well as the 38 basis point increase in the average yield on loans and the 48 basis point increase in the average yield on investments.

Average loan balances increased from $358.3 million in 2005 to $409.6 million in 2006. The average yield on loans increased to 6.90% in 2006 compared with 6.52% in 2005. Together, there was a $4.85 million increase in interest and fee income from loans for 2006 compared with 2005.

Average investment security balances decreased $8.8 million from $52.5 million in 2005 to $43.6 million in 2006. The tax-equivalent average yield on investments increased from 4.15% in 2005 to 4.63% in 2006. Together, there was an decrease in interest and dividend income on security investments of $180,000 or 8.3%, from $2.17 million in 2005 to $1.99 million in 2006. Average federal funds sold balances increased $205,000 from $1.6 million in 2005 to $1.8 million in 2006. The average yield on federal funds sold increased from 2.90% in 2005 to 5.03% in 2006. Together, there was a $45,000 increase in federal funds sold income from 2005 to 2006.

Total interest expense increased $4.56 million or 72.0% from $6.34 million in 2005 to $10.90 million in 2006 primarily due to the increase in cost on interest-bearing deposits resulting from the increase in short term market interest rates and the growth in the Bank's premium money market account and time deposit accounts. Interest paid on deposits increased $2.93 million from $4.95 million in 2005 to $7.88 million in 2006. Average premium money market account balances increased $41.9 million from 2005 to 2006 while their average rate increased from 3.70% to 3.98% over the same period. Average time deposit balances increased $25.4 million from 2005 to 2006 while the average rate on time increased from 3.08% to 4.06%. Interest expense on federal funds purchased increased $250,000 from 2005 to 2006 due to the $3.3 million increase in average federal funds purchased and the 140 basis point increase in their average cost. Interest expense on FHLB of Atlanta advances increased $1.22 million from 2005 to 2006 due to the $20.7 million increase in average FHLB advances and the 74 basis point increase in their average cost from 2005 to 2006. The average rate on total interest-bearing liabilities increased from 1.94% in 2005 to 2.99% in 2006.

2005 COMPARED WITH 2004

Net interest income increased $1.51 million or 8.6% to $19.08 million for the year ended December 31, 2005 from $17.57 million for the year ended December 31, 2004. This increase resulted from an increase in total average earning assets from $380.4 million in 2004 to $412.7 million in 2005, partially offset by a one basis point decrease in the net interest margin. The percentage of average earning assets to total assets decreased in 2005 to 91.8% from 92.1% in 2004. The Company's net interest margin remained virtually unchanged, decreasing from 4.68% in 2004 to 4.67% in 2005.

Total interest income increased $3.43 million or 15.6% to $25.41 million in 2005 from $21.98 million in 2004. This increase was due to the increase in total average earning assets of $32.3 million from 2004 to 2005, as well as the 22 basis point increase in the average yield on loans and a 50 basis point increase in the average yield on investments.

Average loan balances increased from $321.0 million in 2004 to $358.3 million in 2005. The average yield on loans increased to 6.52% in 2005 compared with 6.30% in 2004. Together, there was a $3.15 million increase in interest and fee income from loans for 2005 compared with 2004.

Average investment security balances remained relatively stable increasing $851,000 from $51.6 million in 2004 to $52.5 million in 2005. The tax-equivalent average yield on investments increased from 3.65% in 2004 to 4.15% in 2005. Together, there was an increase in interest and dividend income on security investments of $321,000 or 17.3%, from $1.85 million in

2004 to $2.17 million in 2005. Average federal funds sold balances decreased $4.0 million from $5.6 million in 2004 to $1.6 million in 2005. The average yield on federal funds sold increased from 1.29% in 2004 to 2.90% in 2005. Together, there was a $25,000 decrease in federal funds sold income from 2004 to 2005.

Total interest expense increased $1.93 million or 43.7% from $4.41 million in 2004 to $6.34 million in 2005 primarily due to the increase in cost on interest-bearing deposits resulting from the increase in short term market interest rates and the growth in the Bank's premium NOW account and certificate of deposit accounts. Interest paid on deposits increased $1.55 million from $3.40 million in 2004 to $4.95 million in 2005. Average deposit balances grew $29.3 million, primarily in demand deposits, premium NOW accounts, and certificates of deposit. The average rate on certificates of deposit increased from 2.55% in 2004 to 3.08% in 2005. Interest expense on federal funds purchased increased $167,000 from 2004 to 2005 due to the $2.5 million increase in average federal funds purchased and the 267 basis point increase in their average cost from 2004 to 2005. Interest expense on FHLB of Atlanta advances increased $141,000 from 2004 to 2005 due to the $630,000 increase in average FHLB advances and the 57 basis point increase in their average cost from 2004 to 2005. The average rate on total interest-bearing liabilities increased from 1.47% in 2004 to 1.94% in 2005.

The following table sets forth information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

AVERAGE BALANCES, INCOME AND EXPENSES, AND AVERAGE YIELDS AND RATES
(In Thousands)

	12 Months Ended December 31, 2006			12 Months Ended December 31, 2005			12 Months Ended December 31, 2004		
ASSETS:	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate
Loans									
Taxable	$400,218	$ 27,647	6.91%	$351,073	$ 22,847	6.51%	$312,188	$ 19,655	6.30%
Tax-exempt (1)	8,069	595	7.37%	7,089	513	7.24%	7,895	575	7.29%
Nonaccrual	1,283	-		110	-		927	-	
Total Loans	409,570	28,242	6.90%	358,272	23,360	6.52%	321,009	20,230	6.30%
Securities									
Taxable	42,615	1,941	4.55%	51,427	2,121	4.12%	50,425	1,796	3.56%
Tax-exempt (1)	1,015	80	7.85%	1,024	79	7.74%	1,175	85	7.25%
Total securities	43,630	2,021	4.63%	52,451	2,200	4.15%	51,599	1,881	3.65%
Deposits in banks	501	26	5.25%	302	7	2.41%	2,223	20	0.89%
Federal funds sold	1,832	92	5.03%	1,627	47	2.90%	5,590	72	1.29%
Total earning assets	455,533	30,381	6.67%	412,652	25,614	6.21%	380,421	22,203	5.84%
Less: Reserve for loan losses	(4,426)			(4,250)			(3,797)		
Cash and due from banks	16,457			17,701			16,602		
Bank premises and equipment, net	7,996			8,452			8,492		
Other assets	15,217			15,169			11,355		
Total Assets	$490,777			$449,724			$413,073		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Deposits									
Demand deposits	$ 84,988			$ 87,550			$ 80,886		
Interest-bearing deposits									
NOW accounts	67,190	395	0.59%	97,512	909	0.93%	83,957	695	0.83%
Money market accounts	36,159	504	1.39%	54,650	695	1.27%	70,400	567	0.80%
Premium money market accounts	50,134	1,994	3.98%	8,207	304	3.70%	-	-	
Savings accounts	36,972	131	0.35%	41,725	137	0.33%	41,065	145	0.35%
Time deposits	119,650	4,854	4.06%	94,215	2,904	3.08%	78,221	1,993	2.55%
Total interest-bearing deposits	310,105	7,878	2.54%	296,309	4,949	1.67%	273,643	3,400	1.24%
Federal funds purchased	8,427	452	5.37%	5,105	203	3.97%	2,617	34	1.30%
Federal Home Loan Bank advances	41,373	2,136	5.16%	20,625	911	4.42%	19,995	770	3.85%
Capital securities of subsidiary trust	5,276	436	8.26%	4,124	275	6.67%	4,000	206	5.16%
Total interest-bearing liabilities	365,181	10,902	2.99%	326,163	6,338	1.94%	300,255	4,411	1.47%
Other liabilities	2,909			2,358			2,332		
Shareholders' equity	37,699			33,653			29,601		
Total Liabilities and Shareholder's Equity	$490,777			$449,724			$413,073		
Net interest spread		$ 19,479	3.68%		$ 19,276	4.26%		$ 17,792	4.37%
Interest expense as a percent of average earning assets			2.39%			1.54%			1.16%
Net interest margin			4.28%			4.67%			4.68%

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate-volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

RATE / VOLUME VARIANCE
(In Thousands)

	2006 Compared to 2005			2005 Compared to 2004		
	Change	Due to Volume	Due to Rate	Change	Due to Volume	Due to Rate
INTEREST INCOME						
Loans; taxable	$ 4,800	$ 3,060	$ 1,740	$ 3,192	$ 2,513	$ 679
Loans; tax-exempt (1)	82	72	10	(62)	(59)	(3)
Securities; taxable	(180)	(276)	96	325	36	289
Securities; tax-exempt (1)	1	-	1	(6)	(12)	6
Deposits in banks	19	5	14	(13)	(45)	32
Federal funds sold	45	6	39	(25)	33	(58)
Total Interest Income	4,767	2,867	1,900	3,411	2,466	945
INTEREST EXPENSE						
NOW accounts	(514)	(283)	(231)	(4)	4	(8)
Premium NOW accounts	1,690	1,552	138	218	234	(16)
Money market accounts	(191)	(235)	44	432	(53)	485
Savings accounts	(6)	(15)	9	(8)	2	(10)
Time deposits	1,950	784	1,166	910	450	460
Federal funds purchased and securities sold under agreements to repurchase	250	133	117	169	53	116
Federal Home Loan Bank advances	1,224	917	307	141	25	116
Capital securities of subsidiary trust	161	77	84	69	-	69
Total Interest Expense	4,564	2,930	1,634	1,927	715	1,212
Net Interest Income	$ 203	$ (63)	$ 266	$ 1,484	$ 1,751	$ (267)

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

PROVISION FOR LOAN LOSSES, ALLOWANCE FOR LOAN LOSSES, AND ASSET QUALITY

The provision for loan losses was $360,000 for 2006, $473,000 for 2005, and $540,000 for 2004. The amount of the provision for loan loss for 2006, 2005 and 2004 was based upon management's continual evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the loan portfolio, trends in the Bank's delinquent and non-performing loans, estimated values of collateral, and the impact of economic conditions on borrowers. Greater weight is given to the loss history by loan category, prolonged changes in portfolio delinquency trends by loan category, and changes in economic trends.

The decrease in the provision for loan losses from 2004 to 2005 and from 2005 to 2006 was largely in response to decline in net loan chargeoffs, as well as the continuation in the low level of non-performing loans over the last two years, partially offset by the impact of continued growth in new loan originations during 2004, 2005 and 2006. There can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts of provisions for loan losses will not be required in future periods.

LOAN PORTFOLIO

At December 31, 2006, 2005, and 2004 net loans accounted for 79.7%, 79.2% and 78.7%, respectively, of total assets and were the largest category of the Company's earning assets. Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses. Interest is computed by methods that result in level rates of return on principal. Loans are charged-off when deemed by management to be uncollectible, after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

The Company has adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures." FASB Statement No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. FASB Statement No. 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired if the factors above indicate a need for impairment. A loan on non-accrual status may not be impaired if it is in the process of collection or if the shortfall in payment is insignificant. A delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payments generally is considered "insignificant" and would not indicate an impairment situation, if in management's judgment the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualify as impaired loans under FASB Statement No. 114. As is the case for all loans, charge-offs for impaired loans occur when the loan or portion of the loan is determined to be uncollectible.

The Bank considers all consumer installment loans and residential mortgage loans to be homogenous loans. These loans are not subject to individual impairment under FASB Statement No. 114.

ASSET QUALITY

Non-performing assets, in most cases, consist of loans that are 90 days or more past due and for which the accrual of interest has been discontinued. Management evaluates all loans that are 90 days or more past due, as well as borrowers that have suffered financial distress, to determine if they should be placed on non-accrual status. Factors considered by management include the net realizable value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

Non-performing assets totaled $1.75 million or 0.42% of total loans at December 31, 2006, as compared with $195,000, or 0.05% of total loans at December 31, 2005 and $183,000, or 0.05% of total loans at December 31, 2004. Non-performing assets as a percentage of the allowance for loan losses were 39.1%, 4.6% and 4.5% at December 31, 2006, 2005 and 2004, respectively. The increase from December 31, 2005 to December 31, 2006 was primarily due to the addition to non-performing status of two loan relationships. The first relationship consists of multiple loans to one borrower totaling $1.01 million. Of the $1.01 million, approximately $851,000 has a 75% federal government guarantee from the Small Business Administration. The second relationship consists of one loan totaling $0.5 million collateralized by real estate. Interest payments for both of the two loan relationships were current as of December 31, 2006.

Loans that were 90 days past due and accruing interest totaled $1,000; $679,000; and $162,000 at December 31, 2006, 2005, and 2004, respectively. No loss is anticipated on any loan 90 days past due and accruing interest. There are no loans, other than those disclosed above as either non-performing or impaired, where information known about the borrower has caused management to have serious doubts about the borrower's ability to repay.

At December 31, 2004, $46,500 of the Bank's ownership in Freddie Mac ("FHLMC") preferred stock with a par value of $500,000 was deemed to be permanently impaired and was recognized as a loss on securities, available for sale, during 2004. At December 31, 2006, no additional amount of the Bank's ownership in FHLMC preferred stock was deemed to be permanently impaired. There are no other interest-bearing assets that would be subject to disclosure as either non-performing or impaired if such interest-bearing assets were loans.

At December 31, 2006, no concentration of loans to commercial borrowers engaged in similar activities exceeded 10% of total loans. The largest industry concentrations at December 31, 2006 were approximately 4.6% of loans to the hospitality industry (hotels, motels, inns, etc.) and 4.0% of loans for land development.

Loans are placed on non-accrual status when they have been specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loans are well secured and in the process of collection. Any unpaid interest previously accrued on such loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

The following table sets forth certain information with respect to the Bank's non-accrual, restructured and past due loans, as well as foreclosed assets, at the dates indicated:

NON-PERFORMING ASSETS AND LOANS CONTRACTUALLY PAST DUE
(In Thousands)

	Years ended December 31,				
	2006	2005	2004	2003	2002
Non-accrual loans	$1,608	$13	$62	$967	$850
Restructured loans	-	-	-	-	-
Other repossessed assets owned	140	182	121	-	-
Total non-performing assets	$1,748	$195	$183	$967	$850
Loans past due 90 days accruing interest	$1	$679	$162	$840	$244
Allowance for loan losses to total loans at period end	1.07%	1.11%	1.19%	1.20%	1.34%
Non-performing assets to period end loans and other repossessed assets owned	0.42%	0.05%	0.05%	0.33%	0.39%

Potential Problem Loans: At December 31, 2006, management is not aware of any significant problem loans not included in table.

ANALYSIS OF LOAN LOSS EXPERIENCE

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and current economic conditions. Management periodically reviews the loan portfolio to determine probable credit losses related to specifically identified loans as well as credit losses inherent in the remainder of the loan portfolio. Allowances for impaired loans are generally determined based on net realizable values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change. Additions to the allowance for loan losses, recorded as the provision for loan losses on the Company's statements of income, are made monthly to maintain the allowance at an appropriate level based on management's analysis of the inherent risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period and current national and local economic conditions.

At December 31, 2006, 2005, 2004, 2003, and 2002 the allowance for loan losses was $4,471,000, $4,238,000, $4,060,000, $3,575,000, and $2,910,000, respectively.

NON-INTEREST INCOME

2006 COMPARED WITH 2005

Total non-interest income increased by $638,000 from $5.27 million in 2005 to $5.91 million in 2006. Non-interest income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other Wealth Management fees, service charges on deposit accounts, and other fee income. This increase stemmed primarily from revenues related to the continued growth of the Bank's deposit base and retail banking activities, and the increase of estate and brokerage fees within the Bank's WMS division. In addition, the Bank entered into an agreement cancelling a property usage contract. In consideration for this agreement, the Bank received a one-time payment of $250,000, or approximately $165,000 net of applicable income taxes.

Wealth Management income increased $12,000 or 0.9% from 2005 to 2006. Service charges on deposit accounts increased $166,000 or 6.4% to $2.78 million for 2006, compared with $2.62 million for 2005. Other service charges, commissions and fees increased $209,000 or 15.8% from $1.32 million in 2005 to $1.53 million in 2006 primarily due to increased income from VISA check card revenue. The increase in VISA check card revenue was primarily due to the increased usage by the Bank's retail deposit customer base. Included in other service charges is Bank Owned Life Insurance ("BOLI") income, which was $372,000 in 2006 compared with $363,000 in 2005. Total BOLI was $9.6 million at December 31, 2006.

Management seeks to increase the level of its future fee income from wealth management services and deposits through the increase of its market share within its marketplace. Wealth management fees are projected to continue to grow at a pace closer to the 5% growth seen in 2005 rather than the 1% growth seen in 2006. Fees from deposits are projected to grow at a rate similar to 2006 and reflect the projected growth for retail core deposits.

2005 COMPARED WITH 2004

Total non-interest income increased by $231,000 from $5.04 million in 2004 to $5.27 million in 2005. Wealth Management income increased $61,000 or 4.8% from 2004 to 2005. Service charges on deposit accounts increased $12,000 or 0.5% to $2.62 million for 2005, compared with $2.60 million for 2004. Other service charges, commissions and fees increased $157,000 or 13.5% from $1.17 million in 2004 to $1.32 million in 2005 primarily due to increased income from BOLI, as well as increased income from VISA check card revenue. The increase in BOLI income was due to an additional $2.5 million BOLI purchase in December 2004. Total BOLI was $9.2 million at December 31, 2005.

NON-INTEREST EXPENSE

2006 COMPARED WITH 2005

Total non-interest expense increased $1.08 million or 6.9% in 2006 compared with 2005. The primary component of this was an increase in salaries and employees' benefits of $788,000, or 9.5%, primarily due to customary annual salary increases and increases in the employee incentive payments and retirement plan expenses. Full-time equivalent personnel totaled 139 at both year-end 2005 and year-end 2006.

Net occupancy expense and furniture and equipment expense increased 10.4% and 4.3%, respectively, from 2005 to 2006. The increase in occupancy expenses primarily reflects increases in real estate taxes and a change in the outsourcing of janitorial labor.

Other operating expenses increased $54,000 or 1.0% in 2006 compared with 2005. This increase was primarily due to the increase in marketing expense. Management expects the costs associated with Sarbanes-Oxley compliance to increase in 2007 in connection with implementing the requirements of Section 404 regarding Management's Report on Internal Controls.

During 2006, management elected to sell approximately $3.0 million of investment securities available for sale for a loss of $83,000 for asset/liability restructuring purposes. Management does not project any further gains or losses on the sale of securities at this time.

The Bank expects personnel costs, consisting primarily of salary and benefits, to continue to be its largest other expense. As such, the most important factor with regard to potential changes in other expenses is the expansion of staff. The cost of any additional staff expansion, however, would be expected to be offset by the increased revenue generated by the additional services that the new staff would enable the Bank to perform.

2005 COMPARED WITH 2004

Total non-interest expense increased $806,000 or 5.4% in 2005 compared with 2004. The primary component of this was an increase in salaries and employees' benefits of $494,000, or 6.4%, primarily due to customary annual salary increases. Full-time equivalent personnel grew slightly from 138 at year-end 2004 to 139 at year-end 2005. In addition, increases in the defined-benefit retirement plan expense added to increased salary and employees' benefit expense in 2005.

Other operating expenses increased $225,000 or 4.6% in 2005 compared with 2004. This increase was primarily due to the increase in marketing and business development expenses, as well as professional fees primarily attributable to meeting the requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Also included in other operating expenses for 2004 is the loss on securities available for sale of $46,500 representing the amount of the Bank's ownership in FHLMC preferred stock deemed to be permanently impaired at December 31, 2004.

INCOME TAXES

Income tax expense decreased by $53,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005. Income tax expense increased by $276,000 for the year ended December 31, 2005 compared to the year ended December 31, 2004. The effective tax rates were 30.5% in 2006, 30.6% for 2005, and 31.0% for 2004. The effective tax rate differs from the statutory federal income tax rate of 34% due to the Bank's investment in tax-exempt loans and securities, and income from the BOLI purchases.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2006 AND DECEMBER 31, 2005

Total assets were $521.8 million at December 31, 2006, an increase of 8.4% or $40.5 million from $481.2 million at December 31, 2005. Balance sheet categories reflecting significant changes included cash and due from banks, federal funds sold, investment securities, total loans, deposits, Federal Home Loan Bank advances, and company-obligated mandatorily redeemable capital securities. Each of these categories is discussed below.

CASH AND DUE FROM BANKS. Cash and due from banks was $21.0 million at December 31, 2006, reflecting a decrease of $5.5 million from December 31, 2005. The decrease in cash and due from banks was primarily the result of the need to increase the Bank's deposits with the Federal Reserve Bank of Richmond at December 31, 2005 in order to satisfy reserve requirements.

INVESTMENT SECURITIES. Total investment securities were $40.4 million at December 31, 2006, reflecting a decrease of $8.0 million from $48.4 million at December 31, 2005. The decrease was primarily the result of redeploying the cash flow from investment securities into loans. At December 31, 2006 and 2005, all investment securities were available for sale. The valuation allowance for the available for sale portfolio had an unrealized loss, net of tax benefit, of $369,000 at December 31, 2006 compared with an unrealized loss, net of tax, of $656,000 at December 31, 2005.

LOANS. Total net loan balance after allowance for loan losses was $416.1 million at December 31, 2006, which represents an increase of $35.0 million or 9.2% from $381.0 million at December 31, 2005. The majority of the increase was in commercial real estate and 1-4 family residential real estate loans, which increased $14.5 million and $14.3 million, respectively, from year-end 2005 to year-end 2006, as well as construction loans, which increased $6.4 million, over the same time period. The Bank's loans are made primarily to customers located within the Bank's primary market area. The Bank continually modifies its loan pricing strategies and expands its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. This was the primary reason for the year to year increase in commercial and residential real estate loans outstanding. Management will continue the same pricing strategies during 2007, but does not project to originate the same level of 1-4 family residential real estate loans as in 2006, primarily due to competitive pressures and market interest rates.

DEPOSITS. For the year ended December 31, 2006, total deposits grew $24.4 million or 6.2% when compared with total deposits one year earlier. Non-interest-bearing deposits decreased by $9.9 million and interest-bearing deposits increased by $34.3 million. The decline in the Bank's non-interest-bearing deposits and increase in interest-bearing deposits during 2006 was the result of many factors difficult to segregate and quantify, and equally difficult to use as factors for future projections. One factor was the increase in short-term interest rates during 2005 and 2006, which made interest-bearing deposits more attractive for the Bank's customer base. Additionally, during 2006, the Bank offered a wide variety of new interest-bearing NOW and other deposit accounts attractive to our customer base. The Bank projects to increase its deposits in 2007 and beyond through the expansion of its branch network, as well as by offering value-added NOW and demand deposit products, and selective rate premiums on its interest-bearing deposits.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST ("capital securities"). On March 26, 2002, the Company established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. The Company used the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital.

On September 21, 2006, the Company's wholly-owned Connecticut statutory business trust privately issued $4 million face amount of the trust's Floating Rate Capital Securities in a pooled capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $4 million principal amount of the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. Both the capital securities and the subordinated debentures are callable at any time after five years from the issue date. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis. The purpose of the September 2006 issuance is to use the proceeds to redeem the existing capital securities issued on March 26, 2002 during the first quarter of 2007. Because of changes in the market pricing of capital securities from 2002 to 2006, the September 2006 issuance is priced 190 basis points less than that of the March 2002 issuance, and the repayment of the March 2002 issuance in March 2007 will reduce the interest expense associated with the distribution on capital securities of subsidiary trust by $76,000 annually.

CAPITAL RESOURCES

Shareholders' equity totaled $38.7 million at December 31, 2006 compared with $35.6 million at December 31, 2005. The amount of equity reflects management's desire to increase shareholders' return on equity while maintaining a strong capital base. The Company initiated an open market stock buyback program in 1998, through which it repurchased, adjusted for stock splits, 21,010 shares at a cost of $354,000 in 2003; 30,570 shares at a cost of $697,000 in 2004; 397 shares at a cost of $10,000 in 2005, and 1,900 shares at a cost of $43,000 in 2006.

Accumulated other comprehensive income increased to an unrealized loss net of tax benefit of $1.04 million at December 31, 2006 compared with an unrealized loss net of tax benefit of $656,000 at December 31, 2005. The increase was attributable to the implementation of SFAS158 regarding the Bank's defined benefit retirement plan, which increased the loss by $671,000 net of tax benefit.

As discussed above under "Company-obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust", in 2002 and 2006, the Company established subsidiary trusts that issued $4.0 million and $4.0 million of capital securities, respectively, as part of two separate pooled trust preferred security offerings with other financial institutions. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital. As discussed above under "Government Supervision and Regulation," banking regulations have established minimum capital requirements for financial institutions, including risk-based capital ratios and leverage ratios. As of December 31, 2006, the appropriate regulatory authorities have categorized the Company and the Bank as "well capitalized."

At December 31, 2006 and 2005, the Company exceeded its regulatory capital ratios, as set forth in the following table:

RISK BASED CAPITAL RATIOS
(In Thousands)

	December 31,	
	2006	2005
Tier 1 Capital:		
Shareholders' Equity	$38,712	$35,579
Plus: Unrealized loss on securities available for sale	1,036	636
Less: Intangible assets, net	(6)	(32)
Plus: Company-obligated madatorily redeemable capital securities	8,000	4,000
Total Tier 1 Capital	47,742	40,183
Tier 2 Capital:		
Allowable Allowance for Loan Losses	4,471	4,238
Total Capital:	52,213	44,421
Risk Weighted Assets:	$404,603	$371,193
Risk Based Capital Ratios:		
Tier 1 to Risk Weighted Assets	11.80%	10.83%
Total Capital to Risk Weighted Assets	12.90%	11.97%

LIQUIDITY

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management monitors projected liquidity needs and determines the desirable funding level based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds. Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of the Company or the Bank. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. The Bank's internal sources of such liquidity are deposits, loan and investment repayments, and securities available for sale. The Bank's primary external source of liquidity is advances from the FHLB of Atlanta.

Cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold totaled $41.7 million at December 31, 2006 compared with $27.7 million at December 31, 2005. These assets provide a primary source of liquidity for the Bank. In addition, management has designated the entire investment portfolio as available of sale, of which approximately $21.1 million was unpledged and readily salable at December 31, 2006. Futhermore, the Bank has an available line of credit with the FHLB of Atlanta with a borrowing limit of approximately $139.2 million at December 31, 2006 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling approximately $51.9 million. At December 31, 2006, $55.0 million of the FHLB of Atlanta line of credit and no federal funds purchased lines of credit were in use.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2006 and 2005. The liquidity coverage ratio is derived by dividing the total sources of liquidity by the outstanding commitments for use of liquidity.

LIQUIDITY SOURCES AND USES
(In Thousands)

	December 31, 2006			December 31, 2005		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds borrowing lines of credit	$ 51,901	$ -	$ 51,901	$ 52,020	$ 5,000	$ 47,020
Federal Home Loan Bank advances	139,194	55,000	84,194	106,420	42,000	64,420
Federal funds sold			20,122			4,794
Securities, available for sale and unpledged at fair value			21,070			27,090
Total short-term funding sources			$ 177,287			$ 143,324
Uses:						
Unfunded loan commitments and lending lines of credit			$ 50,801			$ 57,876
Letters of credit			8,679			4,338
Total potential short-term funding uses			$ 59,480			$ 62,214
Ratio of short-term funding sources to potential short-term funding uses			298.1%			230.4%

CONTRACTUAL OBLIGATIONS

The following table sets forth information relating to the Company's contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond as of December 31, 2006.

(In Thousands)	Payments due by period				
Contractual Obligations:	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 63,248	$ 40,000	$ 5,000	$ 10,000	$ 8,248 *
Operating lease obligations	5,701	1,138	3,400	1,163	-
Total	$ 68,949	$ 41,138	$ 8,400	$ 11,163	$ 8,248

* Includes $4.1 million of capital securities with varying put provisions beginning March 26, 2007 with a mandatory redemption March 26, 2032, and $4.1 million of capital securities with varying put provisions beginning September 21, 2011 with a mandatory redemption September 21, 2036.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank's off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit, which were $50.8 million and $8.7 million, respectively at December 31, 2006, and $57.9 million and $4.3 million, respectively, at December 31, 2005. See Note 15 "Financial Instruments with Off-Balance-Sheet Risk" of the Notes to Consolidated Financial Statements for further discussion on the specific arrangements and elements of credit and interest rate risk inherent to the arrangements. The impact on liquidity of these arrangements is illustrated in the LIQUIDITY SOURCES AND USES table above.

Revenues for standby letters of credit were $92,000 and $96,000 for 2006 and 2005, respectively. There were 77 and 81 separate standby letters of credit at December 31, 2006 and 2005, respectively. During 2006 and 2005, no liabilities arose from standby letters of credit arrangements. Past history gives little indication as to future trends regarding revenues and liabilities from standby letters of credit.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of the Company and the Bank are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on our performance than inflation does. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on the Company, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

An important component of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income and economic value of equity from a change in market interest rates. The Bank is subject to interest rate sensitivity to the degree that its interest-earning assets mature or reprice at different time intervals than its interest-bearing liabilities. However, the Bank is not subject to the other major categories of market risk such as foreign currency exchange rate risk or commodity price risk. The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods. Management believes that rate risk is best measured by simulation modeling.

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity under varying market rate assumptions. The Bank monitors exposure to instantaneous changes in rates of up to 200 basis points up or down over a rolling 12-month period. The Bank's policy limit for the maximum negative impact on net interest income and change in equity from instantaneous changes in interest rates of 200 basis points over 12 months is 15% and 20%, respectively. Management has maintained a risk position well within these guideline levels during 2006.

The following tables present the Bank's anticipated market value changes in equity under various rate scenarios as of December 31, 2006 and 2005:

MARKET RISK

2006 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.08%	$ 18	$ 20,136	$ 20,118	$ 20,101	$ (17)	-0.08%
Securities	2.23%	911	41,802	40,891	39,369	(1,522)	-3.72%
Loans receivable	3.03%	12,466	424,254	411,788	393,173	(18,615)	-4.52%
Total rate sensitive assets	2.83%	13,395	486,192	472,797	452,643	(20,154)	-4.26%
Other assets	0.00%	-	44,688	44,688	44,688	-	0.00%
Total assets	2.59%	$ 13,395	$ 530,880	$ 517,485	$ 497,331	$ (20,154)	-3.86%
Demand Deposits	11.28%	$ 8,278	$ 81,677	$ 73,399	$ 66,648	$ (6,751)	-9.20%
Rate-bearing deposits	3.06%	9,549	321,650	312,011	301,091	(10,920)	-3.50%
Borrowed funds	0.56%	361	64,706	64,345	64,014	(331)	-0.51%
Other liabilities	0.00%	-	3,731	3,731	3,731	-	0.00%
Total liabilities	4.01%	18,188	471,764	453,486	435,484	(18,002)	-3.97%
Present Value Equity	-7.49%	(4,793)	59,116	63,999	61,847	(2,152)	-3.36%
Total liabilities and equity	2.59%	$ 13,395	$ 530,880	$ 517,485	$ 497,331	$ (20,154)	-3.89%

2005 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ -	$ 493	$ 493	$ 493		0.00%
Securities	2.24%	1,098	50,168	49,070	46,854	(2,216)	-4.52%
Loans receivable	3.07%	11,572	389,029	377,457	360,465	(16,992)	-4.50%
Total rate sensitive assets	2.97%	12,670	439,690	427,020	407,812	(19,208)	-4.50%
Other assets	0.00%	-	50,633	50,633	50,633	-	0.00%
Total assets	2.65%	$ 12,670	$ 490,323	$ 477,653	$ 458,445	$ (19,208)	-4.02%
Demand Deposits	11.18%	$ 9,255	$ 92,042	$ 82,787	$ 75,243	$ (7,544)	-9.11%
Rate-bearing deposits	5.58%	15,311	289,840	274,529	262,876	(11,653)	-4.24%
Borrowed funds	1.57%	822	53,188	52,366	51,868	(498)	-0.95%
Other liabilities	0.00%	-	2,885	2,885	2,885	-	0.00%
Total liabilities	6.15%	25,388	437,955	412,567	392,872	(19,695)	-4.77%
Present Value Equity	-19.54%	(12,718)	52,368	65,086	65,573	487	0.75%
Total liabilities and equity	2.65%	$ 12,670	$ 490,323	$ 477,653	$ 458,445	$ (19,208)	-4.02%



Top row left to right: Jeffery A. Sisson, Randy K. Ferrell, Eric P. Graap, Gregory D. Frederick
Bottom Row left to right: Mark A. Debes, Edna T. Brannan, Sally C. Marks, Charles B. Friederichs



C. H. Lawrence, Jr.
Chairman



Randy K. Ferrell
President, CEO



John B. Adams, Jr.



Stanley C. Haworth



Douglas C. Larson



Randolph T. Minter



Brian S. Montgomery



H. P. Neale



Pat H. Nevill



John J. Norman, Jr.



H. Frances Stringfellow



C. Hunton Tiffany



Alex G. Green, Jr.
Emeritus



D. Harcourt Lees, Jr.
Emeritus



Henry M. Ross
Emeritus



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Fauquier Bankshares, Inc.
Warrenton, Virginia

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U. S. generally accepted accounting principles.

As discussed in Notes 1 and 8 to the financial statements, Fauquier Bankshares, Inc. changed its policy for accounting for its defined benefit pension plan in 2006 to conform with Statement of Financial Accounting Standards No. 158. Also, as discussed in Note 1 to the financial statements, the company changed its policy for accounting for stock-based compensation in 2006 in accordance with Statement of Financial Accounting Standards No. 123R.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
March 28, 2007

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
	2006	**2005**
Assets		
Cash and due from banks	$ 21,019,764	$ 26,565,702
Interest-bearing deposits in other banks	537,891	680,013
Federal funds sold	20,122,000	493,000
Securities available for sale	40,352,775	48,390,771
Loans, net of allowance for loan losses of $4,470,533 in 2006 and $4,238,143 in 2005	416,061,150	381,049,471
Bank premises and equipment, net	7,584,089	8,289,581
Accrued interest receivable	1,802,379	1,585,849
Other assets	14,282,097	14,191,023
Total assets	$ 521,762,145	$ 481,245,410
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	85,495,160	95,411,624
Interest-bearing	330,576,258	296,245,545
Total deposits	416,071,418	391,657,169
Federal funds purchased	-	5,000,000
Federal Home Loan Bank advances	55,000,000	42,000,000
Company-obligated mandatorily redeemable capital securities	8,248,000	4,124,000
Other liabilities	3,730,778	2,885,096
Commitments and Contingencies	-	-
Total liabilities	483,050,196	445,666,265
Shareholders' Equity		
Common stock, par value, $3.13; authorized 8,000,000 shares: issued and outstanding, 2006 3,478,960 shares (includes nonvested shares of 31,829); 2005, 3,448,786 shares	10,789,521	10,794,700
Retained earnings	28,962,409	25,440,838
Accumulated other comprehensive income (loss), net	(1,039,981)	(656,393)
Total shareholders' equity	38,711,949	35,579,145
Total liabilities and shareholders' equity	$ 521,762,145	$ 481,245,410

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income

For Each of the Three Years in the Period Ended December 31, 2006

	2006	2005	2004
Interest Income			
Interest and fees on loans	$ 28,039,607	$ 23,186,158	$ 20,034,615
Interest and dividends on securities available for sale:			
Taxable interest income	1,599,174	1,874,519	1,613,828
Interest income exempt from federal income taxes	52,580	52,280	56,215
Dividends	341,815	246,276	181,946
Interest on federal funds sold	92,221	47,215	71,940
Interest on deposits in other banks	26,306	7,270	19,708
Total interest income	30,151,703	25,413,718	21,978,252
Interest Expense			
Interest on deposits	7,878,058	4,948,904	3,400,473
Interest on federal funds purchased	452,301	202,706	34,026
Interest on capital securities	435,771	275,176	206,274
Interest on Federal Home Loan Bank advances	2,135,506	911,434	770,496
Total interest expense	10,901,636	6,338,220	4,411,269
Net interest income	19,250,067	19,075,498	17,566,983
Provision for loan losses	360,000	472,917	539,583
Net interest income after provision for loan losses	18,890,067	18,602,581	17,027,400
Other Income			
Wealth management income	1,343,963	1,331,511	1,270,405
Service charges on deposit accounts	2,781,884	2,615,408	2,603,215
Other service charges, commissions and fees	1,532,081	1,322,946	1,165,702
Gain on sale of property rights	250,000	-	-
Loss on sale of securities	(82,564)	-	-
Total other income	5,825,364	5,269,865	5,039,322
Other Expenses			
Salaries and employees' benefits	9,051,834	8,263,400	7,769,172
Net occupancy expense of premises	1,016,527	920,866	863,600
Furniture and equipment	1,360,063	1,303,990	1,274,349
Other operating expenses	5,219,720	5,165,982	4,941,149
Total other expenses	16,648,144	15,654,238	14,848,270
Income before income taxes	8,067,287	8,218,208	7,218,452
Income tax expense	2,463,745	2,516,591	2,240,268
Net Income	$ 5,603,542	$ 5,701,617	$ 4,978,184
Earnings per Share, basic	$ 1.61	$ 1.66	$ 1.49
Earnings per Share, assuming dilution	$ 1.56	$ 1.60	$ 1.41
Dividends per Share	$ 0.745	$ 0.645	$ 0.56

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2006

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 5,603,542	$ 5,701,617	$ 4,978,184
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,205,044	1,201,070	1,091,220
Provision for loan losses	360,000	472,917	539,583
Deferred tax benefit	(4,575)	(28,748)	(301,487)
Loss on sale of securities	82,564	-	-
Gain on sale of property rights	(250,000)		
Gain on sale of premises and equipment	-	(11,132)	(5,910)
Tax benefit of nonqualified options exercised	(105,358)	(111,139)	(148,473)
Amortization (accretion) of security premiums, net	21,456	(110,415)	250,869
Amortization of unearned compensation	220,268	203,651	92,054
Changes in assets and liabilities:			
Increase in other assets	(69)	(211,201)	(1,070,308)
(Decrease) increase in other liabilities	(170,807)	(134,475)	581,244
Net cash provided by operating activities	6,962,065	6,972,145	6,006,976
Cash Flows from Investing Activities			
Proceeds from sale of securities available for sale	3,024,745	-	-
Proceeds from maturities, calls and principal payments of securities available for sale	6,060,424	10,961,625	18,188,635
Purchase of securities available for sale	-	(1,568,980)	(24,740,456)
Proceeds from sale of premises and equipment	-	11,132	5,910
Purchase of premises and equipment	(499,552)	(957,032)	(1,749,514)
Purchase of bank owned life insurance	-	-	(2,500,000)
Purchase of other bank stock	(715,900)	-	-
Gain on sale of property rights	250,000	-	-
Net increase in loans	(35,371,679)	(43,730,606)	(43,019,620)
Net cash (used in) investing activities	(27,251,962)	(35,283,861)	(53,815,045)
Cash Flows from Financing Activities			
Net (decrease) increase in demand deposits, NOW accounts and savings accounts	(20,230,855)	(2,636,061)	52,528,790
Net increase in certificates of deposit	44,645,104	19,637,533	998,331
Federal Home Loan Bank advances	108,000,000	38,000,000	9,000,000
Federal Home Loan Bank principal repayments	(95,000,000)	(11,000,000)	(14,000,000)
Purchase (repayment) of federal funds	(5,000,000)	5,000,000	(2,000,000)
Proceeds from issuance of trust preferred securities	4,124,000	-	-
Cash dividends paid on common stock	(2,589,697)	(2,729,617)	(1,793,607)
Issuance of common stock	325,484	621,813	987,531
Acquisition of common stock	(43,205)	(9,811)	(696,831)
Net cash provided by financing activities	34,230,831	46,883,857	45,024,214
Increase (decrease) in cash and cash equivalents	13,940,935	18,572,141	(2,783,855)
Cash and Cash Equivalents			
Beginning	27,738,715	9,166,574	11,950,429
Ending	$ 41,679,650	$ 27,738,715	$ 9,166,574
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 7,547,336	6,175,605	4,330,321
Income taxes	$ 2,324,000	2,780,000	2,542,000
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale, net of tax effect	$ (287,294)	$ (608,459)	$ (60,755)
FAS 158 Pension Liabilty Implementation Adjustment, net of tax effect	$ 670,882	$ -	$ -

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

For Each of the Three Years in the Period Ended December 31, 2006

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2003	$ 10,367,280	$ 18,082,684	$ 12,821		$ 28,462,785
Comprehensive income:					
Net income	-	4,978,184	-	$ 4,978,184	4,978,184
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes of $31,403	-	-	(60,755)	(60,755)	(60,755)
Total comprehensive income	-	-	-	$ 4,917,429	-
Cash dividends ($.56 per share)	-	(1,871,904)	-		(1,871,904)
Acquisition of 30,570 shares of common stock	(95,684)	(601,147)	-		(696,831)
Issuance of restricted stock, stock incentive plan (12,557 shares)	39,303	274,622	-		313,925
Unearned compensation on restricted stock		(313,925)			(313,925)
Amortization of unearned compensation, restricted stock awards		92,054			92,054
Issuance of common stock	9,597	60,323			69,920
Exercise of stock options	298,279	619,332	-		917,611
Balance, December 31, 2004	$ 10,618,775	$ 21,320,223	$ (47,934)		$ 31,891,064
Comprehensive income:					
Net income	-	5,701,617	-	$ 5,701,617	5,701,617
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes $313,449	-	-	(608,459)	(608,459)	(608,459)
Total comprehensive income	-	-	-	$ 5,093,158	-
Cash dividends ($.645 per share)	-	(2,220,730)	-		(2,220,730)
Acquisition of 397 shares of common stock	(1,243)	(8,568)	-		(9,811)
Issuance of restricted stock, stock incentive plan (10,045 shares)	31,441	218,077	-		249,518
Unearned compensation on restricted stock		(249,518)			(249,518)
Amortization of unearned compensation, restricted stock awards		231,651			231,651
Restricted stock forfeiture	(3,506)	(24,494)	-		(28,000)
Issuance of common stock	16,771	122,126	-		138,897
Exercise of stock options	132,462	350,454	-		482,916
Balance, December 31, 2005 (forwarded)	$ 10,794,700	$ 25,440,838	$ (656,393)		$ 35,579,145

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

For Each of the Three Years in the Period Ended December 31, 2006

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2005 (forwarded)	$ 10,794,700	$ 25,440,838	$ (656,393)		$ 35,579,145
Comprehensive income:					
Net income		5,603,542	-	$ 5,603,542	5,603,542
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes $119,928	-	-	232,802	232,802	232,802
Reclassification adjustment for losses (gains) realized in income, net of tax $ 28,072			54,492	54,492	54,492
Adjustments to initially apply FAS 158, net of tax $345,606			(670,882)	(670,882)	(670,882)
Total comprehensive income				5,219,954	
Cash dividends ($.745 per share)	-	(2,589,697)	-		(2,589,697)
Acquisition of 1,900 shares of common stock	(5,947)	(37,258)			(43,205)
SFAS No. 123 (R) implementation adjustment	(67,238)	67,238	-		-
Amortization of unearned compensation, restricted stock awards		220,268			220,268
Issuance of common stock	15,797	108,491	-		124,288
Exercise of stock options	52,209	148,987	-		201,196
Balance, December 31, 2006	$ 10,789,521	$ 28,962,409	$ (1,039,981)		$ 38,711,949

See accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. (the Company) is the holding company of The Fauquier Bank (the Bank), Fauquier Statutory Trust I (Trust I) and Fauquier Statutory Trust II (Trust II). The Bank provides commercial, financial, agricultural, and residential and consumer loans to customers in Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The purpose of the September 2006 (Trust II) issuance is to use the proceeds to redeem the existing capital security (Trust I) issued on March 26, 2002, during the first quarter of 2007.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its three wholly-owned subsidiaries, Trust I, Trust II and the Bank, of which Fauquier Bank Services, Inc. is its sole subsidiary. In consolidation, significant intercompany accounts and transactions between the Bank and the Company have been eliminated.

In January 2003 the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to deconsolidation under FIN 46 if the investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated with their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's losses, receives a majority of its expected returns, or both.

Management has determined that Fauquier Statutory Trusts (Trust I and Trust II) qualify as variable interest entities under FIN 46. Trust I issued mandatory redeemable capital securities to investors and loaned the proceeds to the Company. Trust I holds, as its sole asset, subordinated debentures issued by the Company in 2002. Subsequent to the issuance of FIN 46 in January 2003, the FASB issued a revised interpretation, FIN 46(R) " Consolidation of Variable Interest Entities," the provisions of which were required to be applied to certain variable interest entities by March 31, 2004. The Company adopted the provisions under the revised interpretation in the first quarter of 2004. Accordingly, the Company no longer consolidates Trust I. The deconsolidation results in the Company's investment in the common securities of Trust I being included in other assets as of December 31, 2006 and a corresponding increase in outstanding debt of $124,000. The adoption of FIN 46(R) did not have a material impact on the Company's financial position or results of operations.

The Federal Reserve has issued proposed guidance on the regulatory capital treatment for the trust-referred securities issued by the Company as a result of the adoption of FIN 46(R). The proposed rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as "restricted core capital elements." The rule would take effect March 31, 2007; however, a three-year transition period starting now and leading up to that date would allow bank holding companies to continue to count trust preferred securities as Tier 1 Capital after applying FIN 46 (R). Management has evaluated the effects of the proposed rule and does not anticipate a material impact on its capital ratios when the proposed rule is finalized.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. The Company has no securities in this category. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. The investment in these securities is recorded at cost.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and residential mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors and is also maintained to cover uncertainties that could affect management's estimate of probable losses. This component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3 - 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 – 5 years. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Defined Benefit Plan

The Company has a pension plan for its employees. Benefits are generally based upon years of service and the employees' compensation. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury method.

Stock Compensation Plans

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), *Share-Based Payment.* SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements, including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) is a replacement of SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company elected to adopt SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Compensation cost has been measured using fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period. Compensation cost related to the nonvested portion of awards outstanding as of that date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company was not required to re-measure the grant date of SFAS No. 123(R). All stock options outstanding were vested as of December 31, 2005; therefore no compensation expense related to stock options was recorded in 2006. There were no options granted in 2006, 2005, or 2004.

The following table illustrated the effect on net income and earnings per share if the Company had applied SFAS No. 123(R) in prior years.

	December 31, 2005	December 31, 2004
Net Income, as reported	$ 5,701,617	$ 4,978,184
Deduct: Total stock-based employee compensation expense determined based on fair value method of awards, net of tax	(13,815)	(62,567)
Pro forma net income	$ 5,687,802	$ 4,915,617
Earnings per share:		
Basic - as reported	$ 1.66	$ 1.49
Basic - pro forma	1.66	1.48
Diluted - as reported	1.60	1.41
Diluted - pro forma	1.60	1.40

Wealth Management Services Division

Securities and other property held by the Wealth Management Services division in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses of $467,460, $331,162, and $261,345 were incurred in 2006, 2005 and 2004, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The Company does not anticipate the implementation of SAB 108 will have a material effect on its financial statements.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 155 to have a material impact on its *consolidated* financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, the Statement permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not anticipate this amendment will have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its *consolidated* financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Financial Accounting Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Statement also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employers' fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted SFAS 158 in 2006. See Note 8 for the effects of implementing SFAS 158.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return that are not certain to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate this revision will have a material effect on its financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective.for fiscal years beginning after December 15, 2007. The company is currently evaluating the effect that EITF No. 06-4 will have on its *consolidated* financial statements when implemented.

In September 2006, The Emerging Issues Task Force issued EITF 06-5, "Accounting for Purchases of Life Insurance- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 ." This consensus concludes that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. A consensus also was reached that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). The consensuses are effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the effect that EITF No. 06-5 will have on its *consolidated* financial statements when implemented.

Note 2. Securities

The amortized cost and fair value of securities available for sale, with unrealized gains and losses follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2006			
Obligations of U.S. Government corporations and agencies	$ 29,529,837	$ 2,029	$ (599,698)	$ 28,932,167
Obligations of states and political subdivisions	962,814	48,740	-	1,011,554
Corporate Bonds	6,000,000	27,500	(42,500)	5,985,000
Mutual Funds	279,445	-	(9,311)	270,134
FHLMC Preferred Bank Stock	441,000	14,000	-	455,000
Restricted investments:				
Federal Home Loan Bank Stock	3,437,000	-	-	3,437,000
Federal Reserve Bank Stock	99,000	-	-	99,000
Community Bankers' Bank Stock	50,000	-	-	50,000
The Bankers Bank Stock	112,920	-	-	112,920
	$ 40,912,016	$ 92,269	$ (651,509)	$ 40,352,775

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2005			
Obligations of U.S. Government corporations and agencies	$ 38,731,324	$ 10,072	$ (943,127)	$ 37,798,269
Obligations of states and political subdivisions	962,013	57,516	-	1,019,529
Corporate Bonds	6,000,000	-	(98,750)	5,901,250
Mutual Funds	267,947	-	(7,144)	260,803
FHLMC Preferred Bank Stock	441,000	-	(13,100)	427,900
Restricted investments:				
Federal Home Loan Bank Stock	2,748,100	-	-	2,748,100
Federal Reserve Bank Stock	72,000	-	-	72,000
Community Bankers' Bank Stock	50,000	-	-	50,000
The Bankers Bank Stock	112,920	-	-	112,920
	$ 49,385,304	$ 67,588	$ (1,062,121)	$ 48,390,771

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 315,479	$ 312,762
Due after one year through five years	14,743,908	14,458,037
Due after five years through ten years	4,621,104	4,539,864
Due after ten years	16,812,160	16,618,059
Equity securities	4,419,365	4,424,054
	$ 40,912,016	$ 40,352,775

For the year ended December 31, 2006 proceeds from sales of securities available for sale amounted to $3,024,745. There were no securities sold in 2005. Gross realized losses amounted to $82,564 in 2006. The tax expense applicable to this net realized loss amounted to $28,072. Gross realized losses were $46,500 in 2004. The gross realized loss for 2004 is related to the impairment and write down of the FHLMC preferred stock.

The following table shows the Company securities with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005.

2006	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government, corporations and agencies	$ -	$ -	$ 28,734,320	$ (599,698)	$28,734,320	$ (599,698)
Corporate Bonds	-	-	3,957,500	(42,500)	3,957,500	(42,500)
Subtotal, debt securities	-	-	32,691,820	(642,198)	32,691,820	(642,198)
Mutual Funds	-	-	279,445	(9,311)	279,445	(9,311)
Total temporary impaired securities	$ -	$ -	$ 32,971,265	$ (651,509)	$32,971,265	$ (651,509)

2005	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government, corporations and agencies	$ 14,703,168	$ (275,354)	$ 22,732,136	$ (667,773)	$37,435,304	$ (943,127)
Corporate Bonds	1,985,000	(15,000)	3,916,250	(83,750)	5,901,250	(98,750)
Mutual Funds	-	-	267,947	(7,144)	267,947	(7,144)
Subtotal, debt securities	16,688,168	(290,354)	26,916,333	(758,667)	43,604,501	(1,049,021)
FHLMC Preferred Bank Stock	441,000	(13,100)	-	-	441,000	(13,100)
Total temporary impaired securities	$ 17,129,168	$ (303,454)	$ 26,916,333	$ (758,667)	$44,045,501	$ (1,062,121)

The nature of securities which are temporarily impaired for a continuous 12 month period or more can be segregated into four groups. The first group consists of Federal agency bonds totaling $13.0 million with a temporary loss of approximately $234,000. The bonds within this group have Aaa/AAA ratings from Moody's and Standard & Poors, respectively. These bonds have estimated maturity dates of 18 months to 33 months. The Company has the ability to hold these bonds to maturity.

The second group consists of Federal agency mortgage-backed securities totaling $16.3 million with a temporary loss of approximately $366,000. The securities within this group have Aaa/AAA ratings from Moody's and Standard & Poors, respectively. The estimated maturity dates range from 11 months to 329 months, and return principal on a monthly basis representing the repayment and prepayment of the underlying mortgages. The Company has the ability to hold these bonds to maturity.

The third group consists of corporate bonds, rated A2 by Moody's, totaling $4 million with a temporary loss of approximately $43,000. These bonds have an estimated maturity of 27 years, but can be called at par on the five year anniversary. If not called, the bonds reprice every three months at a fixed rate index above LIBOR. The Company has the ability to hold these bonds to maturity.

The fourth group consists of a Community Reinvestment Act qualified investment bond fund with a temporary loss of approximately $9,300. The fund is a relatively small balance of the portfolio and the Company plans to hold it indefinitely.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $15,553,330 and $18,317,369 at December 31, 2006 and 2005, respectively.

Note 3. Loans

A summary of the balances of loans follows:

	December 31, 2006	December 31, 2005
	(Thousands)	
Real estate loans:		
Construction	$ 33,662	$ 27,302
Secured by farmland	1,365	535
Secured by 1 - to - 4 family residential	168,310	153,997
Other real estate loans	134,955	120,416
Commercial and industrial loans (not secured by real estate)	41,508	35,497
Consumer installment loans	31,952	38,677
All other loans	9,273	9,386
Total loans	$ 421,025	$ 385,810
Unearned income	(493)	(523)
Allowance for loan losses	(4,471)	(4,238)
Net loans	$ 416,061	$ 381,049

Note 4. Allowance for Loan Losses

Analysis of the allowance for loan losses follows:

	2006	2005	2004
Balance at beginning of year	$ 4,238,143	$ 4,060,321	$ 3,575,002
Provision for loan losses	360,000	472,917	539,583
Recoveries of loans previously charged-off	128,463	53,331	300,830
Loan losses charged-off	(256,073)	(348,426)	(355,094)
Balance at end of year	$ 4,470,533	$ 4,238,143	$ 4,060,321

Information about impaired loans is as follows:

	2006	2005	2004
Impaired loans for which an allowance has been provided	$ 4,359,124	$ 1,647,558	$ 432,640
Impaired loans for which no allowance has been provided	2,647,413	2,461,853	1,052,276
	$ 7,006,537	$ 4,109,411	$ 1,484,916
Allowance provided for impaired loans, included in the allowance for loan losses	$ 1,437,738	$ 761,800	$ 316,722

	2006	2005	2004
Average balance in impaired loans	$ 7,313,827	$ 3,128,139	$ 2,017,005
Interest income recognized on impaired loans	$ 793,223	$ 289,576	$ 207,606

No additional funds are committed to be advanced in connection with impaired loans.

Non-accrual loans excluded from the above impaired loan disclosure under FASB 114 amounted to $62,000, $12,710, and $61,767 at December 31, 2006, 2005 and 2004, respectively. If interest on these loans had been accrued, such income would have approximated $7,974, $608, and $6,159 for 2006, 2005 and 2004, respectively. Loans past due 90 days or more and still accruing interest totaled $1,000 and $162,000 and $840,000 for 2006, 2005 and 2004, respectively.

Note 5. Related Party Transactions

In the ordinary course of business, the Company has granted loans to executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders, which amounted to $4,866,240 at December 31, 2006 and $4,687,227 at December 31, 2005. During 2006, total principal additions were $445,175 and total principal payments were $266,162.

Note 6. Bank Premises and Equipment, Net

A summary of the cost and accumulated depreciation of premises and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005
Land	$ 2,577,282	$ 2,104,960
Buildings and improvements	7,657,854	7,950,143
Furniture and equipment	10,313,558	10,004,728
Leasehold improvements	298,742	293,564
Construction in process	101,270	118,231
	20,948,706	20,471,626
Accumulated depreciation and amortization	(13,364,617)	(12,182,045)
	$ 7,584,089	$ 8,289,581

Depreciation and amortization expensed for years ended December 31, 2006, 2005 and 2004, totaled $1,205,044, $1,201,070, and $1,091,220 respectively.

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $51,849,514 and $39,141,602, respectively. Brokered deposits include balances of Bank customers who qualify to participate in the CD Account Registry Services (CDARS). As of December 31, 2006 these balances totaled $ 20,178,063. The Bank did not participate in this program as of December 31, 2005.

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$ 107,667,452
2008	16,469,974
2009	16,528,903
2010	3,508,025
2011 and therefter	330,668
	$ 144,505,022

Overdraft demand deposits totaling $1,309,802 and $2,447,475 were reclassified to loans at December 31, 2006 and 2005, respectively.

The Bank accepts deposits for executive officers and directors of the Bank on the same terms, including interest rates, as those prevailing at the time of comparable transactions with unrelated persons. The aggregate dollar amount of deposits of executive officers and directors totaled $ 6,180,346 and $ 5,014,783 at December 31, 2006 and 2005, respectively.

Note 8. Employee Benefit Plans

Defined Benefit Plan

The following tables provide a reconciliation of the changes in the defined benefit plan's obligations and fair value of assets over the three-year period ending December 31, 2006, computed as of October 1st of each respective year:

	2006	2005	2004
Change in Benefit Obligations			
Benefit obligation, beginning	$ 6,572,275	$ 5,708,344	$ 6,275,020
Service cost	692,509	574,478	455,837
Interest cost	375,987	340,481	405,691
Actuarial gain loss	(634,340)	455,390	730,422
Benefits paid	(277,028)	(506,418)	(2,158,626)
Benefit obligation, ending	$ 6,729,403	$ 6,572,275	$ 5,708,344
Change in Plan Assets			
Fair value of plan assets, beginning	$ 4,690,102	$ 3,375,642	$ 4,868,913
Actual return on plan assets	443,416	634,164	665,355
Employer contributions	1,634,468	1,186,714	--
Benefits paid	(277,028)	(506,418)	(2,158,626)
Fair value of plan assets, ending	$ 6,490,958	$ 4,690,102	$ 3,375,642
Funded status at December 31, 2006	$ (238,445)	$ (1,882,173)	$ (2,332,702)

	2006	2005	2004
Amount recognized on the Balance Sheet			
Other assets, deferred income tax benefit	$ 345,606	$ --	$ --
Other liabilities	238,445	134,025	656,397
Other comprehensive income (loss)	(670,882)	--	--
Amounts Recognized in accumulated other comprehensive loss			
Net loss	$ 1,072,536	N/A	N/A
Prior service cost	38,839	"	"
Net obligation at transition	(94,887)	"	"
Deferred tax benefit	(345,606)	"	".
Amount recognized	$ 670,882	"	"
Funded Status			
Benefit Obligation	$ (6,729,403)	$ (6,572,275)	$ (5,708,344)
Fair value of assets	6,490,958	4,690,102	3,375,642
Unrecognized net actuarial (gain)/loss	--	1,815,409	1,754,779
Unrecognized net obligation at transition	--	(113,866)	(132,845)
Unrecognized prior service cost	--	46,605	54,371
Prepaid (accrued) benefit cost included in other assets (liabilities)	$ (238,445)	$ (134,025)	$ (656,397)

	2006	2005	2004
Components of Net Periodic Benefit Cost			
Service cost	$ 692,509	$ 574,478	$ 455,837
Interest cost	375,987	340,481	405,691
Expected return on plan assets	(395,840)	(301,717)	(393,147)
Amortization of prior service cost	7,766	7,766	7,766
Amortization of net obligation at transition	(18,979)	(18,979)	(18,979)
Recognized net actuarial loss	60,957	62,313	39,357
Net periodic benefit cost	$ 722,400	$ 664,342	$ 496,525

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income.

	2006	2005	2004
Net (gain)/loss	$ 1,072,536	N/A	N/A
Prior service cost	38,839	N/A	N/A
Amortization of prior service cost	- -	N/A	N/A
Net obligation at transition	(94,887)	N/A	N/A
Total recognized	1,016,488	N/A	N/A
Less: Income Tax Effect	345,606	N/A	N/A
Net amount recognized in other comprehensive income	$ 670,882	N/A	N/A

Total Recognized in Net periodic benefit costs and Other Comprehensive Income.

2006	2005	2004
$ 1,738,888	$ 664,342	$ 496,525

The accumulated benefit obligation for the deferred benefit pension plan was $3,762,292, $3,499,850, and $3,133,951, at December 31, 2006, 2005, and 2004, respectively.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

	2006	2005	2004
Weighted-Average Assumptions used in computing ending obligations as of December 31			
Discount rate	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The assumptions used in the measurement of the Company's Net Periodic Benefit Cost are shown in the following table:

	2006	2005	2004
Weighted-Average Assumptions used in computing net cost as of December 31			
Discount rate	5.75%	6.00%	6.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheet.

	As of December 31, 2006		
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Prepaid Pension expense	$ 778,043	$ (778,043)	$ - -
Deferred income taxes	1,670,072	345,606	2,015,678
Total Assets	$ 522,194,582	$ (432,437)	$ 521,762,145
Accrued Pension Liability	- -	238,445	238,445
Total Liabilities	$ 482,811,751	$ 238,445	$ 483,050,196
Accumulated other comprehensive income (loss)	(369,099)	(670,882)	(1,039,981)
Total Shareholders' equity	$ 39,382,831	$ (670,882)	$ 38,711,949

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed especially with respect to real rates of return, (net of inflation) for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience - that may not continue over the measurement period - with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses, (both investment and non-investment) typically paid from the plan assets (to the extent such expenses are not explicitly estimated within periodic costs).

The Company pension plan's weighted-average asset allocation at September 30, 2006 and 2005, by asset category are as follows:

	2006	2005
Asset Category as of September 30		
Mutual Funds - Fixed Income	21%	20%
Mutual Funds - Equity	71%	80%
Cash and Cash Equivalents	8%	- -
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and the funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company has contributed $1,634,468 to its pension plan in 2006.

Estimated future benefit payments which reflect expected future service, as appropriate, are as follows:

Payment Dates	Amount
Year Ended December 31,	
2007	$ 80,954
2008	79,967
2009	77,139
2010	81,846
2011	150,928
Thereafter	1,177,789

401(k) Plan

The Company has a defined contribution retirement plan under Code Section 401(k) of the Internal Revenue Service covering employees who have completed 3 months of service and who are at least 18 years of age. Under the plan, a participant may contribute an amount up to 100% of their covered compensation for the year, not to exceed the dollar limit set by law (Code Section 402(g)). The Company may also make, but is not required to make, a discretionary matching contribution. The amount of this matching contribution, if any, is determined on an annual basis by the Board of Directors. The Company made contributions to the plan for the years ended December 31, 2006, 2005 and 2004 of $131,212, $115,579, and $115,429, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation program for key employees' retirement, in which the contribution expense is solely funded by the Company. The retirement benefit to be provided is fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $24,362, $18,602, and $40,716, for the years ended December 31, 2006, 2005 and 2004, respectively.

Concurrent with the establishment of the deferred compensation plan, the Company purchased life insurance policies on this employee with the Company named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation plan. The Company has recorded in other assets $975,516 and $941,199 representing cash surrender value of these policies for the years ended December 31, 2006 and 2005, respectively.

Note 9. Dividend Reinvestment and Stock Purchase Plan

In 2004, the Company implemented a dividend reinvestment and stock purchase plan (the "DRSPP") that allows participating shareholders to purchase additional shares of the Company's common stock through automatic reinvestment of dividends or optional cash investments at 100% of the market price of the common stock, which is the average of the closing bid and asked quotations for a share of common stock on the day before the purchase date for shares acquired directly from the Company under the DRSPP. The Company issued 5,047 new shares in 2006 at a weighted average price of $ 24.63 and 5,538 new shares in 2005 at a weighted average price of $25.83. The Company has 236,529 shares available for issuance under the DRSPP at December 31, 2006.

Note 10. Commitments and Contingent Liabilities

The Bank has entered into four long-term banking facility leases. The first lease was entered into on January 31, 1999. The lease provides for an original five-year term with a renewal option for additional periods of five years on the Bank's Sudley Road, Manassas branch. The Bank renewed the lease January 31, 2004. Rent for 2007 is expected to be $61,461.

The second lease for a branch office in Old Town Manassas was entered into on April 10, 2001. The lease provides for an original ten-year term with the right to renew for two additional ten-year periods beginning on June 1, 2001. Annual rent is $39,325 for the first five years and $40,700 annually commencing with the sixth year. Rent for 2007 is expected to be $40,700.

The third lease is for the accounting and finance department facility and was entered into on June 25, 2002. The lease has a term of five years beginning on August 1, 2002. Rent for the first year is $29,890 with annual increases on the anniversary date based on the CPI, with a minimum increase of 3%. Rent for 2007 is expected to be $34,230.

The fourth lease is for the property in Haymarket, Virginia where the bank plans to build its ninth full-service branch office scheduled to open during the fourth quarter of 2007. Rent for 2007 is expected to be $25,000 with increases of 3% annually. The lease will expire in 2025 with two additional options for five years each.

Total rent expense was $133,913, $129,585, and $129,623 for 2006, 2005 and 2004, respectively, and was included in occupancy expense.

The Bank has five data processing contractual obligations. The contractual expense for the Bank's largest primary contractual obligation totaled $903,879, $845,356 and $782,711 for 2006, 2005 and 2004, respectively.

The following is a schedule by year of future minimum lease requirements and contractual obligations required under the long-term noncancellable lease agreements:

2007	$	1,138,027
2008		1,130,128
2009		1,106,759
2010		1,163,322
2011		1,163,143
Thereafter		--
Total	$	5,701,379

As a member of the Federal Reserve System, the Company's subsidiary bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2006 and 2005, the aggregate amounts of daily average required balances were approximately $8,043,000 and $10,067,000, respectively.

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate a material impact on its financial statements.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

Note 11. Income Taxes

The components of the net deferred tax assets included in other assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 1,399,538	$ 1,307,142
Securities available for sale	190,142	338,142
Accrued pension obligation	81,071	45,569
Interest on nonaccrual loans	8,226	5,703
Accrued vacation	83,939	84,754
SERP obligation	193,351	132,124
Restricted Stock	173,973	99,083
Other	19,951	--
	2,150,191	2,012,517
Deferred tax liabilities:		
Other	1,327	1,055
Accumulated depreciation	133,186	197,965
	134,513	199,020
Net deferred tax assets	$ 2,015,678	$ 1,813,497

The Company has not recorded a valuation allowance for deferred tax assets as they feel it is more likely than not, that they will be ultimately realized.

Allocation of federal income taxes between current and deferred portions is as follows:

	Year Ended December 31,		
	2006	2005	2004
Current tax expense	2,468,320	2,545,339	2,541,755
Deferred tax (benefit)	(4,575)	(28,748)	(301,487)
	$ 2,463,745	$ 2,516,591	$ 2,240,268

The reasons for the difference between the statutory federal income tax rate and the effective tax rates for the three years ended December 31, 2006 are summarized as follows:

	2006	2005	2004
Computed "expected" tax expense	2,742,878	2,794,191	2,454,274
Decrease in income taxes resulting from:			
Tax-exempt interest income	(253,038)	(254,435)	(216,670)
Other	(26,095)	(23,165)	2,664
	$ 2,463,745	$ 2,516,591	$ 2,240,268

Note 12. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential common stock.

	2006		2005		2004	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,472,217	$ 1.61	3,434,093	$ 1.66	3,329,367	$ 1.49
Effect of dilutive securities, stock-based awards	110,024		128,471		179,665	
Diluted earnings per share	3,582,241	$ 1.56	3,562,564	$ 1.60	3,509,032	$ 1.41

Note 13. Stock Option Plans

Omnibus Stock Ownership and Long-Term Incentive Plan

In 1998, the Company adopted the Omnibus Stock Ownership and Long Term Incentive Plan under which stock options, stock appreciation rights, nonvested shares, and long-term performance unit awards may be granted to certain key employees for purchase of the Company's stock. The effective date of the plan was April 21, 1998 with a ten-year term. The plan authorized for issuance 400,000 shares of the Company's common stock. The plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of the Company and are awarded an incentive stock option, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and generally require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant. The plan was amended and restated effective January 1, 2000, to include non-employee directors and authorized an additional 180,000 shares to be available for awards to directors. The plan provides for awards to non-employee directors at the discretion of the Compensation and Benefits Committee. Options that are not exercisable at the time a director's service on the Board terminates for reason other than death, disability or retirement in accordance with the Company's policy will be forfeited.

Non–employee Director Stock Option Plan

The Company previously has issued stock options to non-employee directors under its Non-employee Director Stock Option Plan, which expired in 1999. Under that plan, each non-employee director of the Company or its subsidiary received an option grant covering 2,240 shares of Company common stock on April 1 of each year during the five-year term of the plan. The first grant under the plan was made on May 1, 1995. The exercise price of awards was fixed at the fair market value of the shares on the date the option was granted. During the term of the plan, a total of 120,960 options for shares of common stock were granted. Effective January 1, 2000, the Omnibus Stock Ownership and Long-Term Incentive Plan for employees was amended and restated to include non-employee directors.

During 2004, 2005, and 2006, the Company granted awards of non-vested shares to executive officers and non-employee directors under the Omnibus Stock Ownership and Long-Term Incentive Plan: 7,587, 6,379, and 8,969 of restricted stock to executive officers and 2,760, 3,666, and 3,588, and shares of restricted stock to directors on February 17, 2006 and February 17, 2005, and February 19, 2004, respectively.

The restricted shares are accounted for using the fair market value of the Company's common stock on the date the restricted shares were awarded. The restricted shares issued to executive officers and directors are subject to a vesting period, whereby, the restrictions on one-third of the shares lapse on the anniversary of the date the restricted shares were awarded over the next three years. Compensation expense for nonvested shares amounted to $220,268, $231,651 and $92,054 in 2006 and 2005, 2004 respectively.

The Company did not grant options in 2006, 2005 and 2004.

A summary of the status of the Omnibus Stock Ownership and Long-Term Incentive Plan and Non-employee Director Stock Option Plan is presented below:

	2006			2005		2004	
	Number of Shares	Weighted Average Exercise Price	Average Intrinisic Value (1)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	194,146	$ 9.18		236,466	$ 9.11	338,382	$ 8.85
Granted	--	--		--	--	--	--
Exercised	(16,680)	5.75		(42,320)	8.78	(95,297)	8.07
Forfeited	--	--		--	--	(6,619)	10.95
Outstanding at December 31	177,466	$ 9.50	$ 2,750,569	194,146	$ 9.18	236,466	$ 9.11
Exercisable at end of year	177,466		$ 2,750,569	194,146		218,196	
Weighted-average fair value per option of options granted during the year	$ -			$ -		$ -	

(1) The aggregate intrinsic value of stock option in the table above reflects the pre-tax intrinsic value (the amount by which the December 31, 2006 market value of the underlying stock option exceeded the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the changes in the market value of the company's stock.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $309,875, $326,879, and $372,169, respectively.

The status of the options outstanding as of December 31, 2006 for the Omnibus Stock Ownership and Long-Term Incentive and Non-employee Stock Option Plans is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
.25 years	11,200	6.25	11,200	6.25
1.25 years	22,400	10.00	22,400	10.00
2.25 years	21,900	9.75	21,900	9.75
3.25 years	17,150	9.50	17,150	9.50
3.66 years	39,444	8.13	39,444	8.13
4.60 years	30,884	8.07	30,884	8.07
5.88 years	8,756	12.70	8,756	12.70
6.08 years	25,732	13.00	25,732	13.00
	177,466		177,466	

A summary of the status of the Company's nonvested shares is presented below:

	2006		2005		2004	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1,	21,482		12,557		--	
Granted	10,347	$ 25.24	10,045	$ 24.84	12,557	$ 25.00
Vested	--		--		--	
Forfeited	--		(1,120)	$ 25.00	--	
Nonvested at December 31,	31,829		21,482		12,557	

As of December 31, 2006, there was $220,268 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of three years.

Cash received from option exercise under all share based payment arrangements for the years ended December 31, 2006, 2005, and 2004, was $201,196, $ 482,916, and $ 917,611 respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $ 105,358, $ 111,139 and $148,473, respectively, for the years ended December 31, 2006, 2005 and 2004.

The Company also maintains a Director Deferred Compensation Plan (the "Deferred Compensation Plan"). This plan provides that any non-employee director of the Company or the Bank may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts deferred under the Deferred Compensation Plan held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Company's common stock at the fair market value on the date of deferral. The value of a stock account will increase and decrease based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Company's common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments.

Note 14. Federal Home Loan Bank Advances and Other Borrowings

The Company's fixed-rate debt of $55,000,000 at December 31, 2006 and $42,000,000 at December 31, 2005 matures through 2011. At December 31, 2006 and 2005, the interest rates ranged from 4.49 percent to 5.67 percent and from 4.49 percent to 4.89 percent, respectively. At December 31, 2006 and 2005, the weighted average interest rates were 5.33 percent and 4.68 percent, respectively. These advances have various interest rates. On December 31, 2006 $25,000,000 were at adjustable rates, and $ 30,000,000 were at a fixed rate.

At December 31, 2006 advances on the line are secured by certain first lien loans on one-to-four unit single-family dwellings and eligible commercial real estate loans of the Bank. As of December 31, 2006, the book value of eligible loans totaled approximately $214.6 million. At December 31, 2005, the advances were secured by eligible first lien loans on one-to-four unit single-family dwellings totaling $151.4 million. The amount of available credit is limited to eighty percent of qualifying collateral for residential loans, and fifty percent for commercial and home equity loans. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta (FHLB) with a borrowing limit of approximately $139 million at December 31, 2006 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling $52.0 million. At December 31, 2006, $55 million of the FHLB line of credit was in use. The contractual maturities of FHLB advances are as follows:

	2006	2005
Due in 2006	$ --	$ 34,000,000
Due in 2007	$ 40,000,000	$ 3,000,000
Due in 2008	5,000,000	5,000,000
Due in 2011	10,000,000	--
	$ 55,000,000	$ 42,000,000

Note 15. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2006, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $10,215,581.

Note 16. Financial Instruments With Off-Balance-Sheet Risk

The Company is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2006	2005
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 50,801,000	$ 57,876,000
Standby letters of credit	8,679,000	4,338,000
	$ 59,480,000	$ 62,214,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

Note 17. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair values are based on quoted market prices for similar securities.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g. interest and non-interest bearing checking, statement savings and money market accounts) are, by definition, equal to the amount payable at the reporting date (that is, their carrying amounts). Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances

The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2006 and 2005, the fair value of loan commitments and standby letters of credit were deemed immaterial.

The estimated fair values of the Company's financial instruments are as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 21,558	$ 21,558	$ 27,246	$ 27,246
Federal funds sold	20,122	20,122	493	493
Securities	40,353	40,353	48,391	48,391
Loans, net	416,061	411,788	381,049	377,457
Accrued interest receivable	1,802	1,802	1,586	1,586
Financial liabilities:				
Deposits	$ 416,071	$ 415,291	$ 391,657	$ 390,173
FHLB advances	55,000	55,216	42,000	41,961
Federal funds purchased	--	--	5,000	5,000
Company obligated manditorily redeemable capital securities	8,248	9,129	4,124	5,406
Accrued interest payable	1,235	1,235	678	678

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18. Other Operating Expenses

The principal components of "Other operating expenses" in the Consolidated Statements of Income are:

	2006	2005	2004
Advertising and business development	$ 571,641	$ 478,748	$ 334,112
Bank card	110,602	121,346	262,752
Data processing	1,112,565	1,031,459	947,377
Postage and supplies	393,203	407,635	364,226
Professional and consulting fees	817,920	957,611	828,208
Other (no items exceed 1% of total revenue)	2,213,789	2,169,183	2,204,474
	$ 5,219,720	$ 5,165,982	$ 4,941,149

Note 19. Concentration Risk

The Company maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is $1,145,721 at December 31, 2006.

Note 20. Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		Minimum Capital Requirement		Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 52,213	12.9%	$ 32,368	8.0%	N/A	N/A
The Fauquier Bank	$ 47,844	11.8%	$ 32,360	8.0%	$ 40,450	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 47,742	11.8%	$ 16,184	4.0%	N/A	N/A
The Fauquier Bank	$ 43,371	10.7%	$ 16,180	4.0%	$ 24,270	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 47,742	9.5%	$ 20,012	4.0%	N/A	N/A
The Fauquier Bank	$ 43,371	8.7%	$ 19,983	4.0%	$ 24,979	5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 44,421	12.0%	$ 29,696	8.0%	N/A	N/A
The Fauquier Bank	$ 44,037	11.9%	$ 29,688	8.0%	$ 37,110	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 40,183	10.8%	$ 14,848	4.0%	N/A	N/A
The Fauquier Bank	$ 39,799	10.7%	$ 14,844	4.0%	$ 22,266	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 40,183	8.7%	$ 18,562	4.0%	N/A	N/A
The Fauquier Bank	$ 39,799	8.6%	$ 18,552	4.0%	$ 23,190	5.0%

Note 21. Company-Obligated Mandatorily Redeemable Capital Securities

On March 26, 2002, the Company established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. The Company used the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. The interest rate on the capital security resets every three months at 3.60% above the then current three month London Interbank Offered Rate ("LIBOR"). Interest is paid quarterly. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of the Company together do not exceed 25% of Tier 1 capital.

On September 21, 2006, the Company's wholly-owned Connecticut statutory business trust privately issued $4 million face amount of the trust's Floating Rate Capital Securities in a pooled capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $4 million principal amount of the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. The interest rate on the capital security resets every three months at 1.70% above the then current three month LIBOR. Interest is paid quarterly.

Total capital securities at December 31, 2006 were $8,248,000. Both issuances of capital securities and the respective subordinated debentures are callable at any time after five years from the issue date. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis. The purpose of the September 2006 (Trust II) issuance is to use the proceeds to redeem the existing capital security (Trust I) issued on March 26, 2002, during the first quarter of 2007. Because of changes in the market pricing of capital securities from 2002 to 2006, the September 2006 issuance is priced 190 basis points less than that of the March 2002 issuance, and the repayment of the March 2002 issuance in March 2007 will reduce the interest expense associated with the distribution on capital securities of subsidiary trust by $76,000 annually.

Note 22. Parent Corporation Only Financial Statements

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2006 and 2005

Assets	December 31, 2006	December 31, 2005
Cash on deposit with subsidiary bank	$ 4,108,707	$ 150,844
Investment in subsidiaries, at cost, plus equity in undistributed net income	42,454,581	39,286,964
Dividend receivable	- -	- -
Other assets	433,458	329,132
Total Assets	$ 46,996,746	$ 39,766,940
Liabilities and Shareholders' Equity		
Liabilities		
Company-obligated mandatorily redeemable capital securities	$ 8,248,000	$ 4,124,000
Dividend payable	- -	- -
Other liabilities	36,797	63,795
	8,284,797	4,187,795
Shareholders' Equity		
Common stock	10,789,521	10,794,700
Retained earnings, which are substantially distributed earnings of subsidiaries	28,962,409	25,440,838
Accumulated other comprehensive income (loss)	(1,039,981)	(656,393)
	38,711,949	35,579,145
Total liabilities and shareholders' equity	$ 46,996,746	$ 39,766,940

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income

For Each of the Three Years in the Period Ended December 31, 2006

	December 31,		
	2006	**2005**	**2004**
Revenue			
Interest Income	$ 107	$ - -	$ - -
Dividends from Subsidiaries	2,589,697	2,220,730	2,641,904
	2,589,804	2,220,730	2,641,904
Expenses			
Interest expense	$ 435,771	$ 275,176	$ 206,274
Legal and professional fees	108,479	162,346	152,421
Directors' fees	157,470	138,103	76,863
Miscellaneous	149,091	149,847	122,619
	850,811	725,472	558,177
Income before income tax benefits and equity in undistributed net income of subsidiaries	1,738,993	1,495,258	2,083,727
Income tax benefit	(313,344)	(246,660)	(189,780)
Income before equity in undistributed net income of subsidiaries	2,052,337	1,741,918	2,273,507
Equity in undistributed net income of subsidiaries	3,551,205	3,959,699	2,704,677
Net income	$ 5,603,542	$ 5,701,617	$ 4,978,184

FAUQUIER BANKSHARES, INC.

(Parent Corporation Only)

Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2006

	December 31,		
	2006	**2005**	**2004**
Cash Flows from Operating Activities			
Net income	$ 5,603,542	$ 5,701,617	$ 4,978,184
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(3,551,205)	(3,959,699)	(2,704,677)
Decrease (increase) in undistributed dividends receivable from subsidiaries	-	508,887	(78,297)
Tax benefit of nonqualified options exercised	(24,068)	(111,139)	(148,473)
Amortization of unearned compensation	220,268	203,651	92,054
Increase (decrease) in other assets	(80,258)	28,883	56,844
Increase (decrease) in other liabilities	(26,998)	19,930	(212,007)
Net cash provided by operating activities	2,141,281	2,392,130	1,983,628
Cash Flows from Financing Activities			
Proceeds from issuance of capital securiteis	4,124,000	-	-
Cash dividends paid	(2,589,697)	(2,729,617)	(1,793,607)
Contribution of capital to subsidiaries	-	(900,000)	-
Issuance of common stock	325,484	621,813	987,531
Acquisition of common stock	(43,205)	(9,811)	(696,831)
Net cash provided by (used in) financing activities	1,816,582	(3,017,615)	(1,502,907)
Increase (decrease) in cash and cash equivalents	3,957,863	(625,485)	480,721
Cash and Cash Equivalents			
Beginning	150,844	776,329	295,608
Ending	$ 4,108,707	$ 150,844	$ 776,329

STOCK PERFORMANCE

The following graph shows a comparison of total shareholder return on the Company's common stock based on its market price, assuming the reinvestment of dividends, with the cumulative total returns for the companies on the NASDAQ Stock Market (U.S.) (the "NASDAQ Composite Index"), the SNL $250M-$500M Bank Index and the SNL $500M-$1B Bank Index over the past five years. The graph assumes that $100 was invested in shares of the relevant issuers on December 31, 2001 and plots the value of the $100 investment at one-year intervals for the fiscal years shown. We believe the Company's performance is more accurately compared to companies in the banking industry, rather than the NASDAQ Composite Index, which includes companies in diverse industries with market capitalizations many times the size of the Company's market capitalization.

The rules of the SEC require that if an index is selected which is different from the index used in the immediately preceding fiscal year, the Company's total return must be compared with both the newly selected index and the index used in the immediately preceding year. Last year's proxy statement included a comparison of the Company's performance with that of the SNL $250M-$500M Bank Index. The Company decided to change from the SNL $250M-$500M Bank Index to the SNL $500M-$1B Bank Index because the Company's asset size grew to over $500 million during 2006.The SNL $500M-$1B Bank Index, which includes the Bank (and the Company) contains all banks and related holding companies from throughout the United States with total assets of between $500 million and $1 billion, thus providing a larger and more appropriate measurement base to compare with the Company's stock performance. We believe that a comparison of the Company's stock performance to banks with similar assets is more accurate than a comparison of banks of all asset sizes.

Fauquier Bankshares, Inc.



Total Return Performance
300
250
200
150
100
50
Index Value
Fauquier Bankshares, Inc.
NASDAQ Composite Index
SNL $500M-$1B Bank Index
SNL $250M-$500M Bank Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Fauquier Bankshares, Inc.	100.00	129.69	200.79	223.18	229.35	236.69
NASDAQ Composite Index	100.00	68.76	103.67	113.16	115.57	127.58
SNL $500M-$1B Bank Index	100.00	127.67	184.09	208.62	217.57	247.44
SNL $250M-$500M Bank Index	100.00	128.95	186.31	211.46	224.51	234.58

Executive Offices
10 Courthouse Square
PO Box 561
Warrenton, Va. 20188
www.fauquierbank.com

Annual Meeting
The 2007 Annual Meeting of Shareholders will be held at 11:00 a.m. on May 15, 2007 at The Fauquier Springs Country Club.

Stock Listing
Common shares of Fauquier Bankshares, Inc. are traded on the NASDAQ SmallCap Market Systems under the symbol **FBSS.**

Quarterly Common Stock Prices and Dividends
The high and low price of The Fauquier Bankshares common stock for each quarter of 2005 and 2006 and the dividends paid per share are shown below.

	Market Price		
Quarter Ended	High	Low	Dividends Paid
2005			
March 31	$26.50	$24.25	$.15
June 30	26.70	24.65	.16
Sept 30	27.73	25.76	.16
Dec 31	27.00	23.87	.175
2006			
March 31	$25.24	$24.12	$.175
June 30	25.60	24.00	.19
Sept 30	25.06	21.25	.19
Dec 31	26.00	23.89	.19

On December 31, 2006, there were approximately 437 shareholders of record.

Investor Information
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, egraap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

Corporate Publications
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

Stock Transfer Agent
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

American Stock Transfer & Trust Company
549 Maiden Lane
New York, New York 10038
info@amstock.com www.amstock.com
1-800-937-5499

Local Fauquier Bank Contact:
Toy L. Pearson, Assistant Vice President
10 Courthouse Square
Warrenton, Virginia 20186
540-349-0234


TFB
The Fauquier Bank
Banking and Wealth Management Services
10 Courthouse Square
Warrenton, Virginia 201

END